Exhibit 2.13
ANNUAL INFORMATION FORM
FORM 51-102F2
PELANGIO MINES INC.
March 27, 2008

TABLE OF CONTENTS

CORPORATE STRUCTURE	7
PELANGIO MINES INC. CORPORATE CHART(1)	8
GENERAL DEVELOPMENT OF THE BUSINESS	9
DESCRIPTION OF THE BUSINESS	17
RISK FACTORS	63
DIVIDENDS	77
DESCRIPTION OF CAPITAL STRUCTURE	77
MARKET FOR SECURITIES	78
PRIOR SALES	79
ESCROWED SECURITIES	79
DIRECTORS AND OFFICERS	80
PROMOTERS	83
LEGAL PROCEEDINGS	83
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	83
TRANSFER AGENTS AND REGISTRARS	83
MATERIAL CONTRACTS	84
INTERESTS OF EXPERTS	84
CORPORATE GOVERNANCE — COMMITTEES	85
ADDITIONAL INFORMATION	87
GLOSSARY	88
“SCHEDULE A”	93

PRELIMINARY NOTES
General
Unless the context otherwise requires, all references to “Corporation”, “us”, “our”, “we”, or similar terms means the Corporation and its subsidiaries and the references to “Pelangio” means Pelangio Mines Inc. Certain other terms used herein are defined under “Glossary” which can be found at the end of this document, starting at page 88.
In this Annual Information Form (“AIF”), information is given as at March 27, 2008, unless otherwise stated.
All currency references in this AIF are in Canadian dollars unless otherwise indicated.
Conversion Table and Technical Abbreviations
Amounts in this AIF are generally in metric units. Conversion rates from Imperial Measure to metric, and from metric to Imperial are provided below.

Imperial Measure =	Metric Measure	Metric Measure =	Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 metre	0.3048 metres	1 foot
0.62 miles	1 Kilometre	1.609 kilometres	1 mile
0.032 ounces (troy)	1 gram	31.103 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.29 grams/tonne	1 ounce (troy)/ton
All ounces are troy ounces; 14.58 troy ounces equal one pound (containing 16 imperial ounces).
CIM Standards Definitions
The classification of mineral resources and mineral reserves in this AIF conforms with the definitions provided in the NI 43-101. The guidelines adopted by the Council of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM Standards”) were followed in arriving at the classifications in this AIF. The relevant definitions for the CIM Standards/NI 43-101 are as follows:
A “mineral resource” is a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.
An “inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
An “indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
A “measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
A “mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
A “probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances a Measured mineral resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A “proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
Mineral resource classification is based on certainty and continuity of geology and grades. In most deposits, there are areas where the uncertainty is greater than in others. The majority of the time, this is directly related to the drilling density. Areas more densely drilled are usually better known and understood than areas with sparser drilling.

This AIF uses the terms “measured resources”, “indicated resources” and “inferred resources”. The Corporation advises readers that although these terms are recognized and required by Canadian regulations under NI 43-101, the United States Securities and Exchange Commission does not recognize them. Readers are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except for a Preliminary Assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.
Forward Looking Statements
Certain statements herein, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to:
•	the proposed transfer pursuant to the Arrangement of all of the assets, other than the Detour Property, to Newco;

•	the exploration and development of the Ghana Properties and Detour Lake Property;

•	our future business and strategies;

•	the proposed financing in connection with the Arrangement;

•	requirements for additional capital and future financing;

•	future price of gold;

•	currency fluctuations;

•	estimation of mineral resources; and

•	estimated future working capital, funds available, and uses of funds, and future capital expenditures, exploration expenditures and other expense for specific operations.
Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained herein, we have made numerous assumptions including among other things, our ability to achieve our goals, our ability to satisfy the conditions in accordance with the Arrangement Agreement, our ability to raise financing, our anticipated costs and expenditures to conduct our operations and the price of gold. Although our

Management believes that the assumptions made and the expectations represented by such statement or information are reasonable, there can be no assurance that a forward-looking statement or information referenced herein will prove to be accurate. Forward-looking statements and information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statement or information. Such risks, uncertainties and other factors include, among other things, the following:
•	the failure to satisfy the conditions of closing in the Arrangement Agreement, including obtaining the necessary regulatory approvals and a favourable Advanced Tax Ruling;

•	our ability to advance the Ghana Properties;

•	the ability of Detour to develop the Detour Lake Property;

•	gold price volatility;

•	speculative nature of gold exploration;

•	inherent uncertainties in estimating mineral resources;

•	competition;

•	regulatory restrictions;

•	litigation risk; and

•	defective title to mineral claims or property,
as well as those factors discussed under “Risk Factors” herein and in the Circular.
Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Forward-looking statements and forward-looking information are based upon Management’s beliefs, estimates and opinions at the time they are made. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update any forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. All forward-looking statements and information herein are qualified by this cautionary statement.

CORPORATE STRUCTURE
Name, address and Incorporation
We were incorporated under the ABCA on April 14, 1997 as 735132 Alberta Inc. By articles of amendment dated September 15, 1997, our name was changed to Marl Resources Corp. The receipt for the final prospectus for the initial public offering of common shares of Marl Resources Corp., a junior capital pool company, was dated March 2, 1998. We were listed on the Alberta Stock Exchange on April 21, 1998. We completed our major transaction on April 6, 1999 at which time we were no longer designated a junior capital pool company. On May 10, 2000, our statutory plan of arrangement whereby we acquired all of the assets of Pelangio-Larder Mines, Limited (or Pelangio-Larder), was approved by the court. We then changed our name to Pelangio Mines Inc., by articles of amendment dated May 12, 2000.
On May 31, 2000, we were delisted from the Alberta Stock Exchange and listed on the Canadian Dealing Network and subsequently migrated to Tier 2 of the TSX-V. We delisted from the TSX-V on September 28, 2005 and listed on the TSX on September 28, 2005.
On January 1, 2006, we amalgamated with Marl Resources Inc. under the name, Pelangio Mines Inc.
In June 2006, we completed our initial capitalization and acquired 100% of Pelangio Mines (B) Inc. (or Pelangio Mines (B)), a company incorporated under the laws of Barbados. Pelangio Mines (B) owns 51% of Pelangio Kyereboso Mining (B) Inc., Pelangio Adansi Asaasi (B) Inc., and Pelangio Adansi Gold (B) Inc. (or collectively, the Barbados Companies) and 100% of Pelangio Edubiase (B) Inc., each of which is incorporated under the laws of Barbados. Pelangio Mines (B) owns, indirectly through the Barbados Companies, 51% of Pelangio Kyereboso Mining (G) Limited, Pelangio Adansi Asaasi (G) Limited and Pelangio Adansi Gold (G) Limited (or collectively, the Ghana Companies) and, through Pelangio Edubiase (B) Inc., 100% of Pelangio Edubiase (G) Limited, each of which is incorporated under the laws of Ghana.
On January 31, 2007, we completed the sale of the Detour Lake Property and acquired 20 million Detour Shares.
We incorporated Pelangio Exploration Inc. (or Newco) on February 27, 2008 in connection with a proposed Arrangement pursuant to which Pelangio will transfer the Spin-off Property to Newco. If the Arrangement is implemented on the Effective Date of the Arrangement, the Spin-off Property (which includes 100% of Pelangio Mines (B) and one million Detour Shares) will be transferred to Newco and Pelangio will change its name to PDX Resources Inc. See “General Development of the Business — The Arrangement”.
Our registered address is McLeod & Company, Third Floor, 14505 Banister Rd. South East, Calgary, Alberta T2X 3J3. Our head office is located at 440 Harrop Drive, 2nd Floor, Milton, Ontario L9T 3H2.
Intercorporate Relationships
The following sets out Pelangio’s corporate chart.

PELANGIO MINES INC. CORPORATE CHART(1)

Note:

1.	Does not show ownership interest held in Detour Gold Corporation, which as of the date hereof is 49.0% of the issued and outstanding Detour Shares (41.96% fully diluted).

2.	49% (4,900 shares) held by Adansi Mining Company Limited.

3.	49% (4,900 shares) held by Adansi Mining Company Limited.

4.	49% (4,900 shares) held by Adansi Gold Mines Limited.

GENERAL DEVELOPMENT OF THE BUSINESS
We are a junior mining exploration company exploring for precious metals with a focus on gold in productive greenstone belts in Canada and Ghana, West Africa.
History
We completed our initial public offering on April 21, 1998. With the completion of our major transaction and the acquisition of the private company, Marl Resources Inc., we ceased to be a junior capital pool company.
We acquired Pelangio-Larder’s interest in the Detour Lake Joint Venture Agreement when we acquired substantially all of the assets of Pelangio-Larder in May 2000 by way of a statutory plan of arrangement. Those assets included Pelangio-Larder’s interest in the Detour Lake Joint Venture Agreement.
Pelangio-Larder and Franco-Nevada Mining Company Limited (or Franco), the predecessor in title to Newmont Mining Corporation of Canada Limited (or Newmont) entered into the Detour Lake Joint Venture Agreement dated December 10, 1998. Franco provided the funds for the acquisition from Placer Dome (CLA) Limited (or Placer) (predecessor to Goldcorp Canada Ltd. (or Goldcorp)) by Pelangio-Larder and Franco of certain property at Detour Lake in north-eastern Ontario in 1998. The land acquired from Placer is subject to a 1% NSR, which NSR can be purchased for $1,000,000. Pelangio-Larder also contributed some of its own holdings to the Detour Lake Joint Venture (being Pelangio-Larder and Franco). The property held by the Detour Lake Joint Venture was held 50% by Pelangio-Larder and 50% by Franco. The Detour Lake Joint Venture Agreement provided that, in addition to the funds provided by Franco for the acquisitions from Placer, Franco would fund up to the first $1,000,000 of joint venture expenses. Pelangio had the right to maintain its 50% interest in the Detour Lake Joint Venture by making exploration expenditures to match those of Franco until July 21, 2003.
The Detour Lake Joint Venture also entered into the Option and Access Agreement dated December 10, 1998 with Placer (now Goldcorp) which granted the Detour Lake Joint Venture the Mine Option to acquire the Detour Lake Mine property from Placer, being the Mine Option Property, which option is exercisable for a further payment of $400,000 to Placer at any time on or before the expiry of 120 days from the date of completion by (and to the satisfaction of) Placer of all necessary rehabilitation and reclamation work pursuant to any closure plan in respect of the Mine Option Property and on condition that such work is completed in full compliance with the then existing and applicable laws, except any ongoing monitoring and routine maintenance obligations imposed by the Director of Mine Rehabilitation. The Option and Access Agreement provides that the holder of the Mine Option may conduct exploration work on certain portions of the Mine Option Property which does not, in the sole discretion of Goldcorp, require rehabilitation or reclamation work by Goldcorp prior to the date of payment of the $400,000 referenced above, provided that reasonable prior notice is given to Goldcorp and such exploration does not unduly interfere with or disrupt such rehabilitation and reclamation work and provided the holder otherwise complies with the requirements of the Option and Access Agreement related to such exploration work. The Mine Option Property comprises approximately 11 square miles of the Detour Lake Property. Once exercised, the Mine Option

Property is subject to a 1% NSR payable to Placer (now Goldcorp) that can be purchased for $1,000,000.
In December 1998, certain parts of the Exploration Lands surrounding the Mine Option Property were acquired by the Detour Lake Joint Venture pursuant to an assignment of the Placer Letter Agreement dated as of September 28, 1998 between Pelangio-Larder and Placer.
As noted above, each of the Mine Option Property and certain parts of the Exploration Lands acquired from Placer under the Placer Letter Agreement is subject to the retention of a 1% NSR by Goldcorp as the successor in title to Placer. As well, in accordance with the Option and Access Agreement, Goldcorp has the right to remain the owner of certain claims within the Mine Option Property until December 2008, whether or not the Mine Option is exercised before that date.
On May 15, 2002, we completed the purchase of all of Newmont’s interest in the Exploration Lands and Mine Option of the Detour Lake Joint Venture subject to the retention of a 2% NSR by Newmont. Included in the property interests purchased by us from Newmont are the rights to purchase both Goldcorp’s 1% NSR on the Mine Option Property and Goldcorp’s 1% NSR on certain parts of the Exploration Lands acquired from Placer under the Placer Letter Agreement, each for $1,000,000. Further information regarding the Detour Lake Property is set forth below under “ Description of the Business — Mineral Properties — Detour Lake Property”.
In June 2002, Pelangio purchased the Jones Claims from a prospector subject to the retention of a 2% NSR by the selling prospector.
The property at Detour Lake was expanded, primarily by staking, and prior to its sale to Detour it exceeded 90 square miles. The Exploration Lands, the Mine Option (and as the context requires, the Mine Option Property) and additional land acquired by staking are referred to herein as the Detour Lake Property.
On September 18, 2003, we optioned a small portion of the Exploration Lands known as the “Block A” property to Trade Winds Ventures Inc. Under the terms of the Trade Winds Option Agreement, Trade Winds has the right to acquire a 50% interest in the Block A property, subject to staged payments of cash and shares to us totalling $250,000 and 500,000 shares respectively, and completion of an exploration commitment of $7,500,000. In late 2006, we were notified by Trade Winds that it had met its required exploration expenditures to earn a 50% interest in the property. In early 2007, we conducted an independent review of Trade Winds expenditures, which confirmed that all conditions in the Trade Winds Option Agreement had been met for Trade Winds to earn a 50% interest in Block A.
In July 2003, we granted an option on the Birch Lake gold property to Trade Winds. Under the terms of the option agreement, Trade Winds has the right to acquire a 60% interest in the property by spending $1,700,000 in exploration expenditures on the property, paying a total of $145,000 and issuing a total of 200,000 common shares, at specified dates before July 31, 2007. On June 29, 2007, we granted Trade Winds an extension to September 30, 2008 to complete its final work commitment in consideration of 35,000 shares of Trade Winds. If Trade Winds fails to meet these commitments, we will continue to maintain a 100% interest in the property. The

Birch Lake property had previously been under option to Mosquito Consolidated Gold Mines Ltd. (or Mosquito). Mosquito’s option to acquire an interest in the Birch Lake property expired May 22, 2003.
On September 22, 2003, we completed a non-brokered private placement with High River. We issued 10,000,000 Common Shares of Pelangio to High River at a price of $0.30 per share for total proceeds of $3,000,000. In connection with the placement, we entered into a strategic alliance (which has since been terminated) with High River whereby High River agreed to provide technical expertise and operations management.
In October 2003, we granted an option on its Seeley Lake Property to Hemlo North Shore Inc. This option has subsequently expired and Pelangio retains a 100% interest in the property.
On March 9, 2004, we completed a non-brokered private placement in the amount of $5,864,250.24. We issued 6,172,895 units (“Units”) at a price of $0.95 per Unit, with each Unit consists of one Common Share and one-half common share purchase warrant (“Warrant”) of Pelangio. Each whole Warrant entitled the holder to purchase one Common Share at $1.10 per share until March 5, 2006. We issued 2,015,000 Units to High River, 3,157,895 Units to Sprott Asset Management Inc. (or Sprott) and 1,000,000 Units to RAB Special Situations LP (“RAB”). The results of the private placement was that High River increased its security holdings in Pelangio to 12,015,000 Common Shares and 1,007,500 Warrants, Sprott increased its security holdings to 10,925,895 Common Shares and 1,578,947 Warrants and RAB increased its security holdings to 2,000,000 Common Shares and 500,000 Warrants (Sprott and RAB subsequently decreased their respective shareholdings in Pelangio). The funds raised provided for further working capital for Pelangio. None of the Warrants were exercised and all expired on March 5, 2006.
On October 7, 2004, Pelangio acquired the Poirier Gold Prospect from a prospector.
We entered into a letter agreement dated September 23, 2005 as amended by an amending letter dated November 18, 2005 with, inter alia, AAMC, AGML and NEGL (collectively referred to herein as the Ghana Licence Holders) which outlined the terms of option agreements to be entered into between certain subsidiaries of Pelangio and the Ghana Licence Holders relating to granting certain subsidiaries of Pelangio the right and option to acquire up to a 100% interest (less the right to a carried interest of 10% held by the Government of Ghana) in four mining concessions located in Ghana (one of which, New Edubiase, was subsequently abandoned): (i) the Kyereboso No. 2 prospecting licence stamped as LVB No. 5791/05 and registered as No. 1661/2005 over an area of approximately 145.61 square kilometres in the Ashanti region of Ghana and held by AAMC, (ii) the Kyereboso No. 3 prospecting licence stamped as LVB No. 10415/05 and registered as No. 1660/2005 over an area of approximately 79.82 square kilometres in the Ashanti region of Ghana and held by AAMC, (iii) a prospecting licence stamped as No. LVB 16286/99 and registered as No. 3912/99 over an area of approximately 65.03 square kilometres in the Ashanti region of Ghana and held by AGML, and (iv) a prospecting licence stamped as No. LVB 12221/05 over an area of approximately 98 square kilometres in the Ashanti region of Ghana and held by NEGL. (The option agreement entered into by Pelangio Mines (B), Pelangio Edubiase (B) Inc. and Pelangio Edubiase (G) Limited with NEGL was terminated by letter dated August 17, 2007.) The Ghana Option Agreements subsequently entered into relating to the three mining concessions located in Ghana and described in sub-paragraphs (i), (ii) and (iii) above, are summarized as follows:
1. The AAMC KY2 Option Agreement dated as of May 3, 2006 among AAMC, Pelangio Mines (B), Pelangio Adansi Asaasi (G) Limited and Pelangio Adansi Asaasi (B) Inc. relating to the Kyereboso No. 2 prospecting licence. Under the terms of the AAMC KY2 Option Agreement, the acquisition by Pelangio of a 100% interest in the applicable Ghana Property is effected by way of exercise by Pelangio Adansi Asaasi (G) Limited of an initial option and the exercise by Pelangio Adansi Asaasi (B) Inc. of a second option. The AAMC KY2 Option Agreement is structured in such a way that upon exercise of the initial option Pelangio Adansi Asaasi (B) Limited is granted a 100% interest (less the right to a carried interest of 10% held by the Government of Ghana) in the applicable Ghana Property that is the subject of the AAMC KY2 Option Agreement. However, Pelangio Adansi Asaasi (B) Inc. issues certain shares to AAMC so that upon exercise of the initial option and prior to exercise of the second option Pelangio Mines (B) and AAMC shall each hold a 51% and 49% indirect interest, respectively, in that Ghana Property. On exercise of the second option, the shares issued to AAMC are cancelled and therefore we would hold a 100% interest in Pelangio Adansi Asaasi (G) Limited which in turn shall hold a 100% interest (less the right to a carried interest of 10% held by the Government of Ghana) in that Ghana Property. In order to exercise the initial option, Pelangio Adansi Asaasi (G) Limited is required to (i) make or cause to be made payments in three unequal instalments in an aggregate amount of US$240,000, and (ii) deliver or cause to be delivered Common Shares in an aggregate amount of 2,400,000. In order to exercise the second option, Pelangio Adansi Asaasi (B) Inc. is required to (i) make or cause to be made payments in three unequal instalments in an aggregate amount of US$900,000, and (ii) deliver or cause to be delivered Common Shares in an aggregate amount of 2,400,000. The initial option has been exercised and all required payments have been made and the Common Shares issued.
2. The AAMC KY3 Option Agreement dated as of May 3, 2006 among AAMC, Pelangio Mines (B), Pelangio Kyereboso Mining (G) Limited and Pelangio Kyereboso Mining (B) Inc. relating to the Kyereboso No. 3 prospecting licence. The terms and conditions of the AAMC KY3 Option Agreement are substantially similar to the AAMC KY2 Option Agreement discussed above. In order to exercise the initial option under the AAMC KY3 Option Agreement, Pelangio Kyereboso Mining (G) Limited is required to (i) make or cause to be made payments in three unequal instalments in an aggregate amount of US$240,000, and (ii) deliver or cause to be delivered Common Shares in an aggregate amount of 2,400,000. In order to exercise the second option, Pelangio Kyereboso Mining (B) Inc. is required to (i) make or cause to be made payments in three unequal instalments in an aggregate amount of US$900,000, and (ii) deliver or cause to be delivered Common Shares in an aggregate amount of 2,400,000. The initial option has been exercised and all required payments have been made and the Common Shares issued.
3. The AGML Option Agreement dated as of May 3, 2006 among AGML, Pelangio Mines (B), Pelangio Adansi Gold (G) Limited and Pelangio Adansi Gold (B) Inc. The terms and conditions of the AGML Option Agreement are substantially similar to the AAMC KY2 Option Agreement discussed above. In order to exercise the initial option under the AGML Option Agreement, Pelangio Adansi Gold (G) Limited is required to (i) make or cause to be made payments in three unequal instalments in an aggregate amount of US$120,000, and (ii) deliver or cause to be delivered Common Shares in an aggregate amount of 1,200,000. In order to exercise the second option, Pelangio Adansi Gold (B) Inc. is required to (i) make or cause to be made payments in three unequal instalments in an aggregate amount of US$450,000, and (ii) deliver or cause to be delivered Common Shares in an aggregate amount of 1,200,000. The initial option has been exercised and all required payments have been made and the Common Shares issued.
The property which is the subject of the Ghana Option Agreements (Kyereboso 2 and 3 and Meduma) is referred to herein as the Obuasi Property.
We made the first payments under the Ghana Option Agreements in 2006 and made the second payments totalling US$225,000 and 2,225,000 Common Shares to only AAMC and AGML on June 19, 2007 and made the third payments totalling US$150,000 and 1,500,000 Common Shares to such vendors on March 3, 2008 (which were made early pursuant to the Ghana Option Amendments, described below). The payments cover the Obuasi Property and satisfy the requirements to earn a 51% interest on such properties pursuant to the Ghana Option Agreements. Pursuant to amendments to the Ghana Option Agreements negotiated by Pelangio prior to the Effective Date, following the Effective Date Newco will be entitled to exercise the second option to acquire the remaining 49% of the Obuasi Property by issuing Newco Common Shares, rather than Common Shares, as was the case under the original Ghana Option Agreements.
The cash payment and share issuance required to maintain the option on the New Edubiase concession were not made, following a decision not to continue exploration efforts on this ground. During the third quarter of 2007, Pelangio received notice that NEGL (the vendor of the New Edubiase property) is expecting payment. Neither Pelangio nor Newco expects to make such payment.
Further information regarding the Obuasi Property is set forth below under “ Description of the Business — Mineral Properties — Obuasi Property”.
On January 31, 2007, we sold the Detour Lake Property to Detour pursuant to the Asset Purchase Agreement dated August 21, 2006 and amended September 21, 2006, October 4, 2006 and January 8, 2007 and extended by an extension letter agreement dated January 25, 2007 in consideration for:
•	20,000,000 Detour Shares to be issued to Pelangio at an issue price of $4.00 per Detour Share payable at the closing of the sale of the Detour Lake Property to Detour;
•	$5,000,000 of which: (a) $1,000,000 was payable as a non-refundable deposit, and (b) $4,000,000 was payable at the closing of the sale; and
•	funding of certain work payments, including cash calls under the Trade Winds Option Agreement and other expenditures related to the Detour Lake Property as set out in an agreed upon budget, from and after August 21, 2006 until the earlier of closing of the sale and the termination of the Asset Purchase Agreement.

In connection with the sale of the Detour Lake Property we assigned our interest in the agreements relating to the Detour Lake Property, including the Option and Access Agreement, and the Trade Winds Option Agreement, to Detour. The acquisition closed on January 31, 2007 with Detour issuing to us 20,000,000 Detour Shares and paying the balance owing of $5,000,000.
We nominated two representatives to the board of directors of Detour, Ingrid Hibbard and Philip E. Olson. Our right to nominate two representatives will continue provided we continue to hold not less than 40% of the issued and outstanding Detour Shares.
Concurrent with the closing of the sale, Detour completed an initial public offering of 10 million Detour Shares at an offering price of $3.50 per share, raising gross proceeds of $35 million. In October 2006, Detour completed a $10 million private placement. Detour has advised us that upon completion of the IPO and the sale of the Detour Lake Property, there were 40 million Detour Shares issued and outstanding.
The transaction converted our interest in the Detour Lake Property from a direct project interest into an indirect interest through an equity ownership in Detour. For a period of two years following the closing and provided we continue to hold in excess of 20% of the issued and outstanding Detour Shares, any sales of the Detour Shares by us through the facilities of the TSX (except in certain circumstances) are subject to certain restrictions, including the requirement to advise Detour of the proposed sale and the right of Detour to find a purchaser for the proposed sale within a 15 Business Day period at a price that is not less than the volume weighted average trading price for the 10 trading day period preceding the date notice was given to Detour of the proposed sale.
Further information regarding the Detour Lake Property is set forth below under “Description of the Business — Mineral Properties — Detour Lake Property”.
On April 17, 2007, Pelangio closed a non-brokered private placement of 358,000 flow-through Common Shares at a price of $1.40 per share. The funds raised were used to advance exploration of the Hemlo Seeley Lake Project and Black Township Project. Pelangio also closed a non-brokered private placement of 175,000 common shares at a price of $0.99 per share. The funds raised were used for working capital purposes.
The Arrangement
We entered into an Arrangement Agreement on March 17, 2008, with Newco, a newly formed corporation and wholly-owned subsidiary, pursuant to which we agreed, subject to the approval of our Shareholders and other conditions, to transfer the Spin-off Property to Newco. The Spinoff Property consists of all of the property of Pelangio other than 19 million Detour Shares and working capital in the amount of $500,000. The Spin-off Property includes Pelangio’s interest in the Ghana Properties and one million Detour Shares. Newco will focus its exploration efforts on the Ghana Properties and the Canadian Properties and in evaluating other opportunities.
If the Arrangement is implemented, upon completion of the Arrangement, we will continue to hold the majority of our interest in Detour, comprising 19 million Detour Shares and each

Shareholder will hold one Newco Common Share and one Pelangio New Common Share for each Common Share of Pelangio held prior to the Effective Date. We will also change our name to “PDX Resources Inc.”.
Our Board of Directors has approved the Arrangement Agreement. The closing of the Arrangement is expected to occur by the end of the second quarter of 2008, and is subject to the following:
•	receiving any required regulatory approvals, including approval of the TSX, to the Arrangement and a favourable Advance Tax Ruling;

•	receiving Shareholder approval of the Arrangement, which will be sought at the Meeting on April 22, 2008;

•	receiving final court approval; and

•	other customary conditions.
Background to the Arrangement
In 2007, we sold our interest in the Detour Lake Property, which had reached a development stage, to Detour for a cash payment of $5,000,000 and 20 million Detour Shares. The value of the Detour Lake Property increased significantly since the Detour Transaction closed, along with the market price of the Detour Shares, and a significant discount in the market price of our Common Shares as compared to the net value of our holding of Detour Shares and our other assets developed and continues to exist. Accordingly, Management undertook a strategic review of the alternatives available to improve the identification and valuation of our key assets and thereby maximize shareholder value. Based on this review we determined that it would be in the best interests of Pelangio to separate our two most significant assets, being our equity position in Detour and our interest in the Ghana Properties, into two separate companies, to enable the market to more accurately reflect the value of each group of assets.
On January 27, 2008, the Board approved in principle a reorganization of our assets by way of a spin-off transaction in order to maximize shareholder value. We issued a news release on January 29, 2008 outlining the proposed corporate reorganization. On March 17, 2008, the Board approved entering into the Arrangement Agreement with Newco and the Plan of Arrangement. We have prepared an information circular in connection with the special meeting of our Shareholders scheduled for April 22, 2008, which has been called to consider the Arrangement. The Circular further describes the terms of the Arrangement and is available on SEDAR under Pelangio Mines Inc.
Reasons for the Arrangement
The objective of the Arrangement is to (i) address the discount in our share price, which has not accurately reflected our holding of 20 million Detour Shares, and (ii) improve the market’s identification and valuation of our other properties, in particular our interest in the Ghana Properties. As noted above, due to the significant increase in the trading price of the Detour

Shares, the trading price of our Common Shares is significantly discounted relative to our net asset value. Hence, our other assets are not being accorded any value in the market. We expect that the market will value these assets, including the Ghana Properties, more accurately following the Arrangement. The Arrangement will also allow Newco, which will hold the Ghana Properties and other properties, to focus on the acquisition and exploration of undervalued or early stage exploration prospects.
The Arrangement is expected to enhance the ability of each of Pelangio and Newco to pursue independent corporate objectives and strategies, with a view to maximizing shareholder value. In addition, we believe that the creation of two separate companies dedicated to the pursuit of their respective businesses will provide Shareholders with additional investment flexibility, as they will hold a direct interest in two companies, each of which is focused on different objectives.
Newco Financing
Prior to the Effective Date of the Arrangement, Newco expects to complete an offering of 10% Promissory Notes in an aggregate principal amount of $3,000,000 prior to the date of the Meeting, pursuant to which the holders of such notes may elect to receive interest at maturity (being either the earlier of a six month term and the closing of Newco’s first equity financing of not less than $5,000,000) through either (i) a cash payment at maturity of 10% interest per annum or (ii) an issuance of bonus shares valued at 10% of the face value of the promissory note based on the issue price of Newco’s next equity financing. The terms of the financing are also expected to provide holders with the right to roll the face value of the notes into Newco’s next equity financing.
The $3,000,000 Promissory Notes are to be secured by a pledge by Pelangio of one million Detour Shares until they are transferred to Newco on the Effective Date. The Promissory Note will be subject to a commission of 2.5% of the gross proceeds raised and administration fee of $7,500 plus GST payable to Bolder Investment Partners, Ltd., the agent, and the payment of any reasonable out of pocket expenses incurred by Bolder. Bolder is also entitled to be appointed lead agent for Newco’s next equity financing. The financing will be subject to the requirements of the TSX in respect of Pelangio and the requirements that may be imposed on Newco to qualify for a listing on an exchange or market. If market conditions require it, Newco may, subject to agreement with Pelangio, vary or amend the terms outlined above.
For a complete description of the Arrangement and related matters see the section entitled “Matters to be Acted Upon at the Meeting: The Arrangement” in the Circular, which section is incorporated herein by this reference. For a discussion of the proposed business of Newco and Pelangio after the Effective Date if the Arrangement is implemented, please see Schedules C, D, E and F in the Circular, which is available on www.sedar.com under the name Pelangio Mines Inc.

DESCRIPTION OF THE BUSINESS
Overview
We are a Canadian junior exploration company active in two of the top-ranked mining jurisdictions in the world, Canada and Ghana. We focus on the acquisition and exploration of under-valued or early stage exploration prospects located in world-class gold belts, where discovery can provide a significant return on investment.
Our strategy is to seek partners for, or sell an interest in promising properties that are reaching the development stage while maintaining upside exposure for resource expansion and potential new discoveries.
Mineral Properties
[DELETED TEXT]

Detour Lake Property
Following the Effective Date, we will continue to hold 19 million Detour Shares (39.86% of the outstanding Detour Shares on a fully-diluted basis) and Newco will hold 1 million Detour Shares (2.45% of the outstanding Detour Shares on a fully-diluted basis).
The Detour Lake Property is the subject of the following independent reports entitled:
(1) “Technical Report for the Detour Lake Mine Option Property — Detour Lake Project, District of Cochrane, Ontario” dated May 10, 2005, prepared by Eric A. Kallio, P. Geo.;
(2) “Technical Report for the Detour Lake Mine Option Property — Detour Lake Project, District of Cochrane, Ontario (updated from May 10, 2005)” dated September 21, 2006, prepared by Eric A. Kallio, P. Geo.; and
(3) “Technical Report and Mineral Resource Estimate for the Detour Lake Mine Option Property, Ontario for Pelangio Mines Inc.”, dated January 25, 2008, prepared by Rick Risto, M.Sc., P. Geo, Kurt Breede, P. Eng., Dorota el Rassi, P. Eng., and Michael W. Kociumbas, B.Sc., P. Geo. of Watts, Griffis and McOuat Limited (or WGM).
The full text of each of these reports is available on www.sedar.com.
Qualified Persons
Much of the disclosure of a scientific or technical nature in this AIF in respect of the Detour Lake Property was prepared by or under supervision of the Qualified Person listed below:

Property	Qualified Person	Relationship to Pelangio
Detour Lake Property	Michael W. Kociumbas B.Sc., P. Geo.,	Independent Consulting Firm
Rick Risto M.Sc., P. Geo,
Kurt Breede P. Eng.,
Dorota el Rassi, P. Eng. of WGM
The Qualified Persons have verified the data derived from the WGM Report as described herein.
The WGM Report summarizes the results of an audit of the mineral resources calculated by Thon for the Detour Lake project (located on the Mine Option Property), part of the Detour Lake Property. Much of the following description of the Detour Lake project is derived from the WGM Report and has been prepared with the consent of WGM.
Property Description and Location
Location
The Detour Lake Property is located mainly in north-eastern Ontario, approximately 200 kilometres northeast of Timmins and 140 kilometres northeast of Cochrane.

The 241 square kilometre property forms one contiguous group in the District of Cochrane, with a small group of claims located in Massicotte Township, Québec. The Detour Lake Property includes the Mine Option Property (focus of Detour’s exploration activities) and certain exploration properties, the Exploration Lands (including Blocks A, B, C, D and E) that surround the Mine Option Property, as well as claims that were staked and purchased by Pelangio. Detour includes the following summary of the Detour Lake Property in its AIF for the year ended December 31, 2007.
Summary of the Detour Lake Property

					Area
Description	Staked	Leased	Patent	Total	Acres	ha

Jones Claims	10			10	4,360	1,744
Block A		3		3	2,440	976
Block A North	4			4	880	352
Blocks B through E	136	50		186	17,230	7,856
Mine Option Property		10	25	35	7,680	3,072
Staked Claims	53			53	25,000	10,096

Total All Blocks	203	63	25	291	57,590	24,096

The Mine Option Property is located approximately 12 kilometres west of the Ontario-Quebec border. The site is centred at a latitude and longitude of approximately 50°00’ North and 79°40’ East; National Topographic System, Map Sheet 32L/4. The Mine Option Property includes the site of the former Detour Lake Mine, which produced gold between 1983 and 1999. It consists of 10 registered leasehold mining claims and 25 patented claims totalling 7,680 acres (3,072 hectares) owned by Goldcorp. The critical deposit claims, the campsite and airstrip are held as patents. The approximate dimensions of the Mine Option Property are 11 kilometres east-west and five kilometres north-south. The outer boundaries are surveyed and marked by a series of survey points located along the outer perimeter.

Detour Lake Property
Property Agreements
Detour was incorporated on July 19, 2006 to acquire the Detour Lake Property. As noted above, pursuant to the Asset Purchase Agreement with us, Detour agreed to acquire the Detour Lake Property from us, subject to satisfaction of certain conditions set out in the Asset Purchase Agreement. On January 31, 2007 the acquisition closed and the Detour Lake Property was transferred to Detour.
On the closing we were issued 20,000,000 Detour Shares and paid the balance owing of $5,000,000. In addition, pursuant to the Asset Purchase Agreement, Detour funded an approved work program, budgeted at approximately $2.5 million, with respect to the exploration and development of the Mine Option Property for the period August 21, 2006 to January 31, 2007. Detour must incur, or have joint venture partners incur, exploration expenditures of approximately $403,600 on an annual basis to maintain the Detour Lake Property in good standing as per the mining laws of Ontario. We have been advised by Detour that it is currently up to date with respect to these expenditures.
In connection with the acquisition, we assigned the Option and Access Agreement to Detour. In addition to the right to acquire the Mine Option Property upon making a payment of $400,000 to Goldcorp as described above, Detour has the right to conduct exploration on certain portions of the Mine Option Property that, in the sole discretion of Goldcorp, do not require rehabilitation or reclamation work by Goldcorp prior to the date of payment of the $400,000 referenced above. Goldcorp retains a 1% NSR on the Mine Option Property. Under the Option and Access Agreement Detour has the right to purchase Goldcorp’s 1% NSR for $1,000,000. Goldcorp also retains a 1% NSR on certain parts of the Detour Exploration Lands, which can also be bought back for $1,000,000.
We also assigned our rights under the Detour Lake Joint Venture Agreement to Detour in accordance with the terms and conditions of the Asset Purchase Agreement. The Newmont royalty is not subject to a buyback, but to a right of first refusal.
In addition, we assigned our interest in the Jones Claims to Detour in accordance with the terms and conditions of the Asset Purchase Agreement. The Jones Claims are subject to the retention of 2% NSR by the selling prospector.
Our interest in the Trade Winds Option Agreement was also assigned to Detour. Trade Winds completed its earn-in commitment in mid-2006. Trade Winds filed a technical report prepared by Golder Associates Ltd. (“Golder”) dated December 8, 2006, entitled Technical Report, Mineral Resource Estimate — Detour Lake Property, M Zone Gold Deposit, Block A, Porcupine Mining Division, Province of Ontario (the “Golder Report”). In this report, Trade Winds announced a NI 43-101 compliant indicated mineral resource comprising 14.2 million tonnes with an average grade of 1.77 grams Au/t and an inferred mineral resource of 24.8 million tonnes averaging 1.88 grams Au/t. We advised Detour that, other than the press release of Trade Winds dated October 27, 2006 in respect of a new mineral resource estimate and the Golder Report, we have not received any data or analysis in respect of the Trade Winds mineral resource estimate and had not independently verified the accuracy of the mineral resource estimate. Subsequently, expenditures by Trade Winds were reviewed and accepted by Detour. The Trade Winds Option Agreement provided that the parties execute a joint venture agreement upon the fulfillment of Trade Winds earn-in commitments thereunder. Such joint venture agreement is still subject to negotiations as of the date hereof.
Detour provides the following summary of the NSR obligations applicable to Detour Lake Property:
NSR Summary

	NSR		Buy-out
Property	Amount	NSR Holder	Option

Blocks A through E except Block A	1%	Goldcorp	$1,000,000
North
Blocks A through E	2%	Newmont	None
Mine Option Property	1%	Goldcorp	$1,000,000
Mine Option Property	2%	Newmont	None
Jones Claims	2%	Individual Prospectors	None

Environmental Issues
In January 1995, Placer filed the Mine Closure Plan for the former mine site on the Mine Option Property (the “Mine Site”) with the Director of Mine Rehabilitation, Ministry of Northern Development and Mines. The Mine Site was officially closed in July 1999 and the underground workings and open pit were allowed to flood. The Mine Site is currently in the process of being rehabilitated according to the Mine Closure Plan.
Work associated with the Mine Closure Plan continues to be progressed by Goldcorp. All of the major buildings and infrastructure, including power lines, have been removed. The primary focus of work at this time is environmental and physical stability monitoring and re-vegetation of the tailings beach.
All of the responsibility for environmental liabilities and implementation of the Mine Closure Plan lie with Goldcorp. Pursuant to the Option and Access Agreement, Goldcorp may consent to allow Detour to conduct ongoing exploration, as long as such exploration does not interfere with Goldcorp’s closure implementation work and provided that damages resulting from exploration by Detour are repaired by Detour.
It is not yet known when final closure of the Mine Site will be complete. Although there are no major known environmental issues that would prohibit start up of a new mining project in the future, there are no guarantees that all necessary permits would be attainable by Detour.
The exercise of the Mine Option by Detour before the reclamation is completed could result in Detour assuming reclamation obligations under the Mine Closure Plan. Detour’s management understands that the physical reclamation in accordance with the Mine Closure Plan is substantially complete. In 2006, Detour retained Klohn Crippen Berger Ltd. (“KCBL”) to carry out an independent review of the Mine Closure Plan and cost estimate. In 2007, Detour retained KCBL to prepare an updated Mine Closure Plan and cost estimate. A draft Mine Closure Plan Amendment was issued to Detour in October 2007. Since then, KCBL has reviewed long term monitoring costs and tailings dust control costs and issued a revised draft cost estimate in January 2008. Detour has provided Goldcorp with the documents for review and comment.
The estimated cost to complete the reclamation of the Mine Site, in accordance with the current draft Mine Closure Plan Amendment, is subject to review by Goldcorp and the Director of Mine Rehabilitation. Actual costs depend on many factors which can change with time, including site and market conditions at the time construction or the monitoring work is carried out.
Should Detour develop the deposit on the Detour Lake Property, it may not complete all tailings beach reclamation obligations in the event that the existing tailings area is used as a start-up facility for the deposit on the Detour Lake Property. Should Detour exercise its option on the Mine Option Property, Detour would have to file an amended closure plan as per the 2007 site condition with the Director of Mine Rehabilitation. If a mine is to re-open, Detour would have to file a new closure plan to reflect the scope of the new mine once a positive feasibility study has been completed.
First Nations Issues
We understand that Detour has commenced consultations with both the Moose Cree First Nation, as well as the Taykwa Tagamou First Nation, respecting its plans for the Detour Lake Property. Detour has indicated that it is not aware of any aboriginal land claims having been formally asserted or any legal actions relating to aboriginal issues having been instituted with respect to the Detour Lake Property. However, the Moose Cree First Nation has indicated that there is a need to consult and engage with aboriginal communities respecting the project. There can be no assurance that treaty or aboriginal rights will not be asserted during the course of the consultations.
Location of Major Features
Most of the known mineralization and the current mineral resources at the Mine Option Property are located in the area of the Mine Site immediately west of the former open pit. The shaft for the former underground mine is located approximately 250 metres west and 150 metres north of the former open pit. The tailings pond, located approximately 2 kilometres east-northeast of the former open pit, is currently holding approximately 10.4 million tonnes of tailings from the former mining operation. The ultimate capacity of the existing tailings facility is approximately 22.0 million tonnes. Also located at the site are two stockpiles containing a total of approximately 12.8 million tonnes of waste rock generated from past mining activities and two additional stockpiles containing approximately 3.8 million tonnes of overburden till.
Permits
Work activities on the Detour Lake Property are only in the advanced exploration stage, and as such no governmental permits are required for such purposes.
Detour may only engage in the exploration activities on the Mine Option Property that are permitted under the Option and Access Agreement, until Detour either exercises the Mine Option and acquires the Mine Option Property, or obtains Goldcorp’s consent to any additional activities. Detour has received permission from Goldcorp to conduct its 2008 drill exploration program on the Mine Option Property. No assurances can be given that Goldcorp will consent to any additional activities or consent on terms acceptable to Detour.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
Accessibility
The Mine Option Property is easily accessible by the Detour Lake mine road, an extension of Highway 652 north. The first 130 kilometres on Highway 652 is paved surface, followed by 35 kilometres of well maintained gravel surfaced road to the project site. The site is also accessible via a 1,600 metre gravel airstrip that is in excellent condition. Placer used this airstrip prior to 1991 to fly-in and fly-out its employees. The Mine Option Property is located 140 kilometres northeast of Cochrane, Ontario.
Climate
The climate at the Detour Lake project is characterized by long, cold and dry winters and warm, moderately humid summers. The temperature normally varies between -25°C and 32°C. Annual precipitation is approximately 800 millimetres, 68% being from rainfall and 32% from snowfall. Prominent winds in the area are from the northwest to north, especially during the winter.

Local Resources and Infrastructure
The current infrastructure consists of an exploration camp located next to Sagimeo Lake, near the site of the original camp operated by Placer. The camp is capable of accommodating up to 50 people. A diesel generator supplies power for current work and fresh water is available in two bored wells. Skilled labour is readily available in the nearby towns of Cochrane, Iroquois Falls, Timmins and Kirkland Lake.
Physiography
The Mine Option Property is relatively flat, with maximum relief of about 30 metres, and is located close to the Hudson Bay Lowlands. There is very little bedrock outcrop and large areas of the property are overlain by thick accumulations of glacial material that includes till and glaciofluvial material (poorly sorted sand with lenses of gravel). Approximately 30% of the property is covered by muskeg swamp, which can be up to 1.5 metres in thickness. Drainage in the area is generally very poor.
History
In 1974, Amoco Petroleum Ltd (“Amoco”) commenced exploration activities on the Mine Option Property with regional airborne geophysical surveys, as well as ground Crone Electromagnetic (CEM”), Radem and magnetometer surveys. These surveys achieved immediate success with the identification of a 2 kilometre long input anomaly with strong magnetic coincidence, which was originally named the ‘Detour 38 Anomaly’. In October 1974, Amoco drilled the first hole into the central portion of the Detour 38 Anomaly and intersected several interesting zones, including a 9 metre section containing 10-15% pyrrhotite and up to 1% chalcopyrite within a quartz vein system that would eventually be called the Main Zone.
In 1975, a major exploration drilling program was undertaken, including the completion of over 47,444 metres of surface drilling, construction of a decline to the 120 metre level and underground drilling and sampling along this level. A winter road was also built from La Sarre, Québec. The results of this work successfully confirmed the presence of a significant gold deposit, which was estimated by Amoco to host 9.5 million tons at 0.207 oz/t (cut to 1 oz/t), or 0.265 oz/t (uncut), to a depth of 545 metres1. Despite this, a feasibility study carried out by Lummus Company of Canada Limited between 1976 and 1978 indicated negative results that prompted the joint venturing of the property to Campbell Red Lake Mines (“Campbell”) and Dome Mines Ltd. (“Dome”). Campbell and Dome would each become 25% stakeholders in the property and Campbell would be the operator.
Between 1979 and 1982, Campbell completed additional surface and underground drilling, channel and grab sampling and a new resource estimate indicating a combined underground and open pit operation of 27.7 million tonnes grading 3.88 grams Au/t3. A decision was taken to commence open pit mining at a rate of 2,000 tonnes per day and gradually replacing this with underground production over a five year time frame.

[1]	These resource figures were not prepared under NI 43-101 and should not be relied upon to conform to current standards and definitions. As such, the data should be interpreted as unclassified historical resource estimates.

In 1983, open pit mining started, but no reports, plans or production data related to the sampling, reserve and resource estimates or open pit mining have been located to date. From 1983 to 1987, open pit production totalled 3.0 million tonnes grading 3.25 grams Au/t (313,070 ounces). Approximately 1.6 million tonnes grading 1.40 grams Au/t (70,652 ounces) were blended with underground ore between 1986 and 1998. The information in this paragraph is partially derived from the Kallio Report. In 1987, underground mining commenced, coinciding with a merger between Campbell, Dome and Placer Development to become Placer Dome Inc. Less than a year later, Placer acquired the remaining 50% of the property, which was still owned by Amoco.
From 1987 to 1999, underground production is estimated at 9.1 million tonnes grading 4.98 grams Au/t (1,464,431 contained ounces gold). The above total was attained through a combination of mining methods including longhole stoping, cut and fill stoping, shrinkage stoping and level development. In 1995, a new zone referred to as the QK zone was discovered. The operation was expanded to 3,750 tonnes per day, but detailed engineering studies proved negative. The mine started experiencing significant production and grade problems. In 1998, the open pit mining resumed for a short time, extracting 644,000 tonnes grading 2.20 grams Au/t. In July 1999, due to low gold prices and declining economics, Placer halted mining at Detour Lake and reclamation of the mine property was initiated. Since that time, most of the underground workings have become filled with water. Total production (open pit and underground) over the 17-year life of the Detour Lake Mine is estimated at 1,764,986 ounces of gold from the milling of just over 14.3 million tonnes of rock at an average head grade of 3.82 grams Au/t and a mill recovery of 93.1%.
From 2004 to 2006, Pelangio drilled 127 holes (29,780 metres) directed towards a variety of exploration targets located mainly west of the former open pit mine, including the M zone near the west boundary with Block A, and the area north of Walter Lake. In May 2005, Eric Kallio, P.Geo., (“Kallio”) on behalf of Pelangio, completed a resource estimate with the concept of a combined underground and open pit mining scenario mainly for the Mine Option Property and the extreme east portion of Block A. The cut-off grade used for the potential open pit resources was 0.65 grams Au/t, for wide underground zones was 2.50 grams Au/t and for medium width underground zones was 4.5 grams Au/t. The assumed gold price was US$425 per ounce with an exchange ratio of $0.80 US$/C$ (equivalent to C$540 per ounce) and mill recovery of 93.5%. In the mineral resource estimate, the final holes of Pelangio’s 2005 drilling program were not included. Results of the estimate were a near-surface indicated resource of 2.48 million tonnes grading 2.00 grams Au/t for a total of 159,797 ounces of gold and an inferred resource of 15.29 million tonnes grading 1.73 grams Au/t for 849,449 ounces of gold. The deep inferred resource was estimated at 8.10 million tonnes at 3.37 grams Au/t for 878,593 ounces of gold. The near-surface resources in the 2005 study were located in two main areas including the West Pit and Calcite Zones, which are located west of the former open pit. The underground resources were located within eight zones between surface and 800 metres below surface. The information in this paragraph is partially derived from the Kallio Report.
In September 2006, we published an NI 43-101 updated resource which included the recent exploration work by us. Thon Consulting of Smithers, British Columbia, under the supervision of Kallio, carried out new modeling and resource estimation. Micon International, U.K., conducted verification of pit optimizations. This resource estimate was based on the concept of a large-scale open pit mining scenario utilizing smaller scale blasts and mining equipment in at least some areas to allow the best ore selectively possible. The estimation was conducted using Inverse Distance Cubed technique using a capping grade of 20 gram Au/t. For the optimization, the assumed costs were $9.17/tonne for milling, $1.52/tonne for ore mining costs, $1.26/tonne for waste mining costs, and $2.93/tonne for general and administration (“G&A”). Pit walls were projected at 45 degrees and assumed the mill recovery was 94%. The gold price and exchange ratio used for constructing the pit shells were US$450 per ounce and 1.18, respectively. All of the projected cost and recovery figures should be considered preliminary and subject to a high degree of risk. The optimization produced two separate pits, with one centred on the West Pit and one on the Calcite Zone. The revised open pit resource is shown in the table below:
Open Pit Resources Estimated using Cut Factor of 20 grams Au/t (capping)
Shown with Data from Uncut Assays for Comparison ($US450 gold price) (September 2006)

					Contained		Contained
	Cut-Off			Grade	Gold	Uncut	Gold
Pit	Grade			cut to	Ounces	Grade	Ounces
Name	g/t	Category	Tonnes	20 g/t	Cut	g/t	Uncut
West	0.85	Indicated	20,045,000	2.14	1,379,500	2.70	1,737,000
	0.85	Inferred	30,609,000	1.82	1,788,000	2.32	2,280,000

Calcite	0.85	Inferred	4,826,500	1.60	247,650	1.94	301,234

Total	0.85	Indicated	20,045,000	2.14	1,379,500	2.70	1,737,000
	0.85	Inferred	35,435,500	1.80	2,035,650	2.27	2,581,234
Once we closed the sale of the Detour Lake Property to Detour on January 31, 2007. Detour proceeded with exploration work on the Detour Lake Property.
Geological Setting
Regional Geology
The Detour Lake Property is located within the north-western portion of the Abitibi greenstone belt in the Superior Province of the Canadian Shield. It is centred on the contact of the Rocquemaure volcanic assemblages and the Porcupine sedimentary sequence. The Rocquemaure volcanic assemblage is comprised primarily of massive and pillowed mafic volcanics and minor ultramafics, while the Porcupine assemblage is comprised of a clastic sedimentary package consisting of conglomerate, greywacke and argillite. All of the above rock units are locally intruded by gabbro and diorite to quartz diorite stocks, dykes and sills. Felsic intrusives have generally been found mainly in the form of narrow rhyolite to dacite dykes and considered to be quite common within areas immediately surrounding the deformation zone.
The major structures in the area include two major east-west trending deformation zones located on both sides of the Porcupine sediments: the Sunday Lake Deformation Zone (“SLDZ”) to the north and the Lower Detour Deformation Zone (“LDDZ”). The SLDZ is mainly located in the volcanic assemblage next to the sediments, with the bulk of the mineralization at the Detour Lake Property associated with this zone. It extends for a total distance of over 25 kilometres, from the Québec border to the Hopper Lake Stock area. The LDDZ is located approximately 6 kilometres south of the SLDZ and is less defined, but also appears to extend for several kilometres into the portion of the Detour Lake Property in Massicotte, Québec. Other significant faults in the area include a series of north-to northwest-trending breaks, which typically cross cut the overall stratigraphic package.
A regional overturned, isoclinal, east-west-trending syncline that dips to the north is observed on the property. The regional east-west striking penetrative foliation is considered to have been formed during a folding event associated with the creation of the Detour Lake syncline.
Property Geology
The northern part of the Mine Option Property is underlain mainly by an assemblage of mafic tholeiitic massive and pillowed flows, while its southern part is underlain predominantly by assemblages of mafic and komatiic (ultramafic) flows and volcaniclastic sediments. A deeply mylonitized and mineralized siliceous alteration zone, referred to as the “Chert Marker Horizon” (“CMH”), marks the contact between these two assemblages. The CMH, along with the deeply altered ultramafic flows (talc-chlorite rock) and the chloritic greenstone unit, define the SLDZ. Sediment volcaniclastic (quartz wacke) and mafic volcanic are observed to the south of the deformation zone. All of these rocks are intruded by a variety of crosscutting felsic, intermediate and mafic units.
The volcanic flows and volcaniclastics strike mainly east-southeast in the eastern parts of the Detour Lake Property, east-west in the central portion and west-northwest in its western end. A north-northwest regional fault disrupts the general trend in the area of the former open pit, where a distinct flexure brings the stratigraphic orientations into a northeast direction. All rock units generally dip steeply to the north (60° to 80°).
Gold mineralization is mainly concentrated in a 200 metre wide east-west oriented corridor (up to 350 metres wide locally) associated with a swarm of quartz veins in the hanging wall of the SLDZ.
The following is a brief description of the main rock types:
Massive and pillowed tholeiitic mafic flows: The area north of the SLDZ is composed of a thick assemblage of iron-rich tholeiitic mafic flows. The flows consist of predominantly massive to pillowed basaltic flows, and minor rhyolitic flows and tuffs. Massive flows dominate the area immediately north of the CMH and pillowed flows occupy the area to the north. Pillow textures are usually distinguished in altered or weathered areas; variolitic and amygdaloidal textures are also observed. The total thickness of this volcanic sequence is unknown, but estimated to be between 500 metres and 1,000 metres. Further to the west, in the Calcite Zone, carbonated hyaloclastic flows are also observed.
Chert marker horizon: The CMH is a term mainly used during the operation of the mine. This siliceous unit typically varies from 0.2 to 9 metres thick, and is a fine grained and banded siliceous-looking rock. The CMH forms a useful marker unit and has been traced over a strike length of several kilometres, from the old Campbell open pit to McAlpine Lake, but may be locally absent as a result of boudinage. The CMH is the most important structure of the deposit, especially adjacent to the roll or flexure where the past production was concentrated.

Ultramafic flows and chloritic greenstone: These units have a dark green colour and vary from 3 metres to 80 metres thick. The talc-chlorite unit is a sheared and altered ultramafic flow. The degree of alteration varies with the proportion of chlorite, talc, light green amphibole (tremolite-actinolite), darker hornblende, and local carbonate. The lateral variation in alteration does not appear gradual or consistent. The komatiitic basalts adjacent to the chert appear less altered, but do show some chloritic and patchy potassic alteration. Coarse grained, massive and dark amphibole-rich units occur within lenses.
Volcaniclastic sediments and mafic flows: The volcaniclastics are typically 5 metres to greater than 50 metres in thickness and characterized by grey-green tuffaceous material that resembles the quartz wacke. It occurs adjacent to the komatiitic unit and may have layers of chlorite schist in the upper 10 metres. It generally alternates with the footwall mafic flow. The footwall tholeiitic mafic volcanic flows are usually located structurally within the volcaniclastic unit, but can occasionally be found in contact with the altered komatiite. Tholeiitic in composition, its fine grained texture, colour and homogenous appearance all closely resemble the hanging wall tholeiitic basalt. Where present, this unit may reach thicknesses greater than 10 metres.
The property is intruded by numerous narrow felsic to intermediate dykes which typically measure from centimetres to tens of metres in width. The dikes encountered can have a variety of colours and textures ranging from light coloured and aphanitic to feldspar porphyritic. Intermediate dykes are less common and are predominantly fine grained and locally porphyritic. Most dykes within the mine have easterly-trends parallel or sub-parallel to stratigraphy. The dykes appear to be more numerous in the hanging wall rocks, although they are also found within the footwall rocks. Breccias have also been identified within the mine. These dyke-like structures are seen to crosscut the major volcanic lithologies and contain fragments of quartz, gneiss, granitic rocks, and metavolcanic rocks, in a fine grained mafic matrix. The matrix foliation of these units indicates late deformation.
All rocks have undergone upper greenschist to lower amphibolite facies regional metamorphism and are hydrothermally altered proximal to the SLDZ.
The Detour Lake project is a shear hosted gold deposit typical of Archean deposits. The large deformation zone (SLDZ) at the main contact between volcanic flows and volcanoclastics to the south is characterized by high sulphide and copper content, especially at its upper contact along a high strain felsic dyke (referred to as the CMH). In the hanging wall of the CMH, the percentage of sulphides and copper diminishes drastically. The gold is hosted predominantly within a swarm of quartz veining, generally on the margins of quartz vein(s), that vary from a few millimetres to less than 1 metre thick. The gold occurs largely in a free state.
Mineralization
The bulk of the mineralization identified on the Mine Option Property is located along a deformation corridor that extends over 12 kilometres, north of the CMH. The corridor within the Mine Option Property is subdivided into three major mineralized zones: CMH, Quartz Hanging Wall Zone, and SLDZ.

Additional mineralization is located in several other zones located within the nearby vicinity. The following paragraphs describe only the main zones of mineralization.
CMH (or Main Zone): The CMH or Main Zone was the largest gold ore zone at the Detour Lake Mine and consists of gold mineralization occurring in the CMH or in its close proximity. It was the host for the bulk of mineralization extracted during past mining and centred within a shallow southwest plunging flexure developed along the contact between tholeiitic volcanics and the komatiitic ultramafic rocks. The CMH has a higher sulphide content and copper association, as opposed to the hanging wall volcanics (see below) that are lower in both copper and sulphide mineralization.
The overall shape of the flexure is defined by a distinct zone of shearing, hydrothermal alteration and felsic to intermediate intrusion. The plunge of the zone is to the west, but varies from approximately 40º near surface to about 20º at the 560 metre level. In comparison to the Quartz Hanging Wall Zone, the CMH is characterized by a high sulphide content with a copper association.
From surface to a depth of approximately 560 metres, the zone strikes between 60º to 110º, and dips between 45º and 90º northerly, but steeply in general. The average width is typically between 5 metres and 35 metres and consists of numerous quartz veins splaying north and west off into the hanging wall. Below the 560 metre level, the average width of the CMH begins to decrease and the main flexure hosting the zone appears to start straightening out. The decrease in width and straightening of the flexure seems to be accommodated by an overall decrease in the abundance of quartz veining. When veining occurs, it appears to be more strongly stretched and boudinaged. The gold mineralization in the CMH is observed up to Section 17,500E, extending the mineralization for a distance of 3 kilometres.
In the Gap Zone, the area between sections 18,600E and 19,300E, the mineralization was defined mainly by drilling and development on the 330 metre level, suggesting that gold mineralization occurs both along the CMH, as well as in steeply dipping southwest plunging quartz zones splaying to the north.
Quartz Hanging Wall Zone: The Quartz Hanging Wall Zone consists of a swarm of steeply dipping mineralized quartz veining splaying off the Main Zone (CMH). This zone forms a 200 metres wide (locally up to 350 metres) mineralized corridor within a broad assemblage of mafic volcanics (massive and pillowed) with an overall east-west trend. The east portion of the package appears to intersect the Main Zone near the west limit of the former open pit and the centre of the main flexure. The bulk of the mineralization within the package appears to be concentrated at the contact between the massive and pillowed flows and within the potassic alteration envelope.
The richest gold mineralized zones are commonly associated with increased biotite alteration, shearing, narrow quartz veining and pyrite or pyrrhotite. Local zones of strong brecciation with sulphide infilling have also been recognized along with chalcopyrite, telluride minerals and visible gold. Visible gold is usually found as specks, clusters or fracture coatings, and its abundance may be associated with the chlorite and chalcopyrite content of the vein. Pillowed flows or hyaloclastites are the preferred hosts to mineralized zones.

The Quartz Hanging Wall Zone also includes the Calcite Zone. This sector as defined to date, occurs over a 600 to 800 metre strike length west of 18,600E. Local observations indicate that the gold mineralization is closely associated with weak potassic and strong carbonate alteration and often contains carbonate in veinlets and quartz veins. Some mineralization appears to be closely associated with a pod of volcanic breccia. Local sulphides and visible gold also occur within veins.
The strongest gold mineralization is within the pillowed horizon, which is associated with a series of sub-vertically to arcuate deformation zones characterized by enhanced strain fabrics, well defined open space breccias, sheeted shear hosted veins and lesser extensional veins. Within these structures, pillow selvedges and vesicles are preferentially sulphidized.
Sunday Lake Deformation Zone or Talc Zone: The SLDZ or Talc Zone consists of a series of zones located mainly between 19,100E and 20,400E. The zones are hosted in the highly altered footwall ultramafic flows and are more or less parallel to the CMH horizon, although locally splay off to the east and south. Felsic to intermediate intrusive dykes ranging in width from 0.3 to 25.0 metres commonly cut through the mineralization. The footwall rocks are heavily jointed and chloritic with talcose joint faces, and thus have presented ground control problems when mined in the past. Zones vary in width from 4 to 15 metres and tend to be less continuous than the Main Zone or Quartz Hanging Wall Zones.
Large portions of certain zones appear to lie within areas of strong competency contrast between relatively hard and brittle porphyritic felsic to intermediate intrusive and soft ultramafics. On occasion, zones are terminated by an intrusive or by their convergence with another zone.
Gold mineralization in the Talc Zone occurs dominantly within chalcopyrite, pyrrhotite and pyrite along foliation planes, narrow discrete shears or strain zones and in irregular lenses. The zones also contain short deformed lenses or boudinaged veins of quartz. In some cases, it appears that the mineralization is controlled by strong fault structures containing several feet of gouge material.
The mineralization occurring within volcaniclastic and footwall mafic flow units is lensoidal and somewhat discontinuous within the footwall stratigraphy. Thus, it is possible that the mineralization either crosscuts stratigraphy, or occurs on a limited scale.
Exploration and Drilling
As described in the Kallio Report, most of the past exploration, drilling and mine development has been carried out by four operators: Amoco, Campbell, Placer (now Goldcorp) and Pelangio.
Details regarding past exploration and drilling are set out in sections “11.11 — Prior to 2006” and “11.12 — 2006 Drill Program” of the Kallio Report, which sections are incorporated by reference herein.
2007 Exploration Drilling Program
In 2007, Detour completed 109,497 metres in 304 holes. Detour’s Phase I drill program consisted of 134 holes (including 7 abandoned holes) aggregating 49,322 meters of NQ drilling

(47.6 millimetres core diameter) between January and June of 2007. This program focused on the West Pit area (50 drill holes), the Gap Zone (70 drill holes) and the Calcite Zone (14 drill holes).
The Phase II drill program commenced in July 2007, and as at December 31, 2007, 170 drill holes totalling 60,175 metres (including 15 abandoned holes) had been completed.
Detour utilized only the drill results from its Phase I program for the mineral resource estimate of December 2007. The primary objective of the Phase I drilling program was to expand the previous near-surface 2006 mineral resource and convert a large portion of the inferred mineral resources to the indicated mineral resources category. This was accomplished by completing drill testing on 40 metre by 80 metre centres (40 metres east-west and 80 metres north-south grid). The drilling was focused between surface and 350 metres below the surface over a strike length of 1.5 kilometres, between 18,219 E and 19,762 E and south of 20,367 N. All holes were drilled towards the south with inclinations generally between -45º to -55º. Given that most of the mineralized zones are sub-vertical, the true thickness of most drill intersections varies from 65% to 75% of the intersection thickness.
Talbot Surveys surveyed the collar location, as well as the azimuth and inclination of the casing. If the casing was destroyed or removed, only the collar location was surveyed. Downhole surveying was initially done at 30 or 60 metre intervals by the drill company using a Flexit E-Z shot, which recorded uncorrected azimuths and inclinations. While this instrument was affected by magnetic minerals, it was for the most part adequate in determining the deviation of the drill hole while it was in progress. When the drill hole was completed, a Maxibor instrument was lowered down the hole and readings taken every 3 metres on the way back up. Once the casing had been surveyed by Talbot Surveys, the correct azimuth and inclination were entered into the Maxibor data and all downhole readings were adjusted. Several holes are missing Maxibor readings, either because the equipment was in for repair or the rods were sufficiently bent or bowed to prevent the instrument going down the hole.
In his 2006 report, Kallio described a program undertaken in 2006 to check a selection of historical drill holes for accurate location. During its site visit in December, WGM could not confirm collar locations due to extensive snow cover, however, collar and downhole survey descriptions provided by Detour were industry standard or better and appeared to be adequate.
Sampling and Analysis
Details of sampling and analysis conducted prior to 2007 are contained in sections “12.11 — Diamond Drill Core”, “13.11 — Sample Preparation and Analysis”, “13.12 — Quality Control”, “13.13 — Sample Security” and “13.2 — 2006 Drill Program”, of the Kallio Report, which sections are incorporated by reference herein.
2007 Sampling Method and Approach
All drill core was logged on site in facilities built for that purpose. All logging and sampling was conducted by employees and contractors of Detour. The first 20 holes, approximately, were logged using handwritten forms and a Microsoft Excel (“MSExcel”) spreadsheet. Observations of lithology, alteration, structure, mineralization, vein widths and angles, geotechnical data, sample number and location, etc. were recorded by the geologist and geotechnician as soon as possible after the core was brought into camp.
Eventually a Microsoft Access (“MSAccess”) database was set up which resulted in the redundancy of the handwritten forms and replaced the MSExcel spreadsheet for logging. This greatly sped up the logging procedure and included modules, which were checked for recording errors and were linked to other parts of the database.
All lithologies logged were named and coded to match the historical logging on the property, which was necessary in order to have a meaningful relationship with the previous data.
Sample intervals were determined by the geologist on site and the core was marked and tagged using observations of rock type and mineralization, or potential for mineralization. Most routine sampling was done on 1.0 metre lengths of core, but narrowed to 0.5 metres lengths when gold was observed or suspected. A concerted effort was made to ensure that samples were never less than 0.5 metres or more than 1.0 metre in length, but the occasional sample exceeded these boundaries.
Prior to logging, the core was rotated to ensure that the vein systems would have an unbiased sample, that is, half the vein would be sampled and half would remain. When a vein occurred such that this was not the case, the geologist would mark a cutting line on the core.
Samples were collected by a technician by sawing the NQ core in half and placing the top half of the core in new plastic sample bags along with a sample tag. A second tag was stapled to the box at the end of the sample interval while a third tag was catalogued on site. Each group of ten samples was placed in larger rice bags. Every shipment of samples comprised 80 rice bags. The paperwork for each shipment was inserted in one of the bags identified with red paint.
During its December 2007 site visit, WGM observed that logging and sampling procedures were meticulous and “general housekeeping” at the site, core shack and field office was excellent.
Sample Preparation and Assaying
Pre-2007 Drilling Programs: Sample preparation and assay methods have varied considerably since project start-up in the late 1970s and are summarized in detail in the Kallio Report. Assaying has been completed at a variety of commercial laboratories including, Assayers Limited, and X-Ral Laboratories in Rouyn, Québec, Swastika Laboratories Ltd. in Swastika, Ontario, Bondar Clegg of Ottawa, Ontario, and Chemex Laboratories in Mississauga, Ontario but some assaying was also completed at labs such as the Dome Mine Laboratory, in Timmins, Ontario and during the Detour Lake Mine operation at the Detour Lake Property assay laboratory. Crushing, pulverization and size of assay charge have also varied from half assay ton to 50 grams. Several of the programs also have included pulp and metallic assaying for certain samples observed to contain visible gold, or for samples that initially returned high grade values.
Analysis of samples from drilling by us between January 2004 and September 2004 were sent for analysis at ALS Chemex Laboratories. Routine procedures for sample preparation included dry crushing of samples to greater than 70% passing 10 mesh (2 millimetre screen), riffle splitting and pulverization of 250 gram subsamples to greater than 85% passing 75 micron screens and fire assaying of one assay ton sub-samples. Samples with visible gold were analyzed with the pulp and metallics procedure.
Analysis of samples between October 2004 and May 2005 was conducted at Accurassay Laboratories of Thunder Bay, Ontario. Initial sample preparation of samples was conducted at a facility in Kirkland Lake and final analysis in Thunder Bay. The routine procedure included crushing to 90% passing -10 mesh and then splitting of a 30 gram sub-sample and pulverizing to 150 mesh. Analysis was usually done with the fire assay technique, except for intervals containing free gold or elevated values on the initial analysis, which were done using the pulp and metallics procedure. The pulp and metallic procedure in 2004 utilized a 1 kilogram split, but was changed in 2005 to total pulverization.
The extent of the quality control programs for these analytical programs has also been highly varied, but most have included insertion of some quality control samples and preparation of duplicates.
Various reviews of sampling and assaying have been completed in the 1980s and 1990s. These programs are described by Kallio in 2006. Kallio, in 2005, on behalf of Pelangio, sampled archived second half core for 96 sample intervals from three historic drill programs originally completed by Amoco, Campbell and Placer in the late 1970s, through the 1980s and 1990s. Results of the re-sampling program indicated that the new samples correlate poorly and returned lower overall grade than original samples. In his report, Kallio recommended more extensive sampling and analysis.
In 2006, Kallio also conducted a program to evaluate potential differences in grade and overall distribution of assay values for past drill hole programs within a test block centred on the east end of the pillowed flow unit, immediately west of the previously defined West Pit resource (between 19,400E and 19,650E and 20,100N and 20,200N and 6,170 metres elevation to 6,280 metres elevation). The evaluation included data from holes drilled by Placer, Campbell, Amoco and Pelangio. All holes are collared on surface and trend from north to south at angles between 45º to 55º. The number of holes drilled by each past operator is variable, but spacing across the area is considered similar. The results of the study were compiled for three different lower grade cut-offs, 0 grams Au/t, 0.1 grams Au/t and 0.5 grams Au/t. Statistics were calculated using one metre composites of gold grade generated using holes from each drill program. The results included histograms and a series of tables indicating basic statistics for each dataset at cut-off grades between 0.0 grams Au/t and 0.5 grams Au/t.
Kallio stated that the results of the evaluation indicated considerable variation in statistics for each program at all cut-off grades examined, with data from Pelangio having the highest average grade and standard deviation for all cut-off grades. Placer results, followed by Campbell and Amoco, typically represented the second highest grades and standard deviations. No definitive explanation for the patterns were offered, but the discrepancies are considered at least partly due to the quality of past assay procedures, artificial capping of older data, small core size for past programs or averaging of assays prior to entry.
WGM could not explicitly validate the historic drill programs’ sampling and assay results, but noted that Kallio’s 2005 re-sampling considered too few samples to be statistically significant and results for his 2005 and 2006 validation programs were basically contradictory. WGM also noted that since Kallio’s investigations were completed, Detour had received results from its Phase I drill program. With the completion of its Phase II infill drill program, any possible impact of biased historic drill results would further diminish. WGM recommended that Detour seek to identify sectors in the mineral resource that are particularly sensitive to the impact of historic drilling and assaying and address these sectors with more infill drilling as required. More investigations similar to that completed by Kallio in 2005 and 2006 may also be required to evaluate and compare historic results with newer results. A limited amount of twin hole drilling has been completed, aimed at addressing these same issues, but more comparative studies and re-drilling would be required. WGM stressed that it can be a challenge to achieve a meaningful comparison of assays at Detour Lake, due to the presence of significant coarse gold particles characteristic of the mineralization.
2007 Phase I Program: Since the start of Detour’s drilling activities in early 2007, samples were prepared and analysed by SGS Minerals Services (“SGS”) at its laboratory facility in Don Mills, Ontario, which is accredited to ISO/IEC 17025. Routine sample preparation (SGS Code CRU25) included crushing the entire half-core sample received at the lab to 90% passing 10 mesh (2 millimetres) and subsequent riffle split to obtain a 500 gram sub-sample. Each 500 gram sub-sample was then pulverized in a chromium steel mill to 90% passing 200 mesh (75 microns) and sub-sampled again to obtain a 50 gram pulp SGS Code (PUL46) for assaying.
Routine gold analysis was done using fire assaying with atomic adsorption finish (SGS Code FAA515). Where the gold assay obtained exceeded 10 grams Au/t, the fire assay was repeated with a gravimetric finish (SGS Code FAG505). All samples with visible gold identified during the field logging procedure and all samples returning values of 5 grams Au/t or greater on the first analysis were re-analysed using the pulp and metallics procedures (SGS Code FA MET) using a minimum sized one kilogram split of the original 10 mesh sub-sample. For the metallics procedure, the sub-samples are screened at 150 mesh (106 microns), and then both the coarse and fine fractions (duplicate assays on the fine fraction) are completed using fire assaying with an atomic adsorption finish. Selected samples were also analysed for copper using sodium peroxide fusion and inductively coupled plasma optical emission spectrometer.
If a pulp and metallic assay is completed, this assay becomes Au-Final. Gravimetric fire assays have precedence over atomic absorption finished assays. No averages are used to compute Au-Final.
Quality Assurance/Quality Control Program/Data Verification Procedures
The 2007 Phase I quality assurance/quality control (“QA/QC”) program consisted of both field and in-laboratory components. The field components were carried out by the geological logging and sampling crew. These in-field components consisted of:
•	insertion of a coarse blank in every 40 samples;

•	insertion of a reference material in every 40 samples; and

•	insertion of a duplicate drill core sample in every 40 samples.

Following this procedure, a control sample was emplaced every 20 samples prior to shipment from site.
In-laboratory components, supplemental to SGS’s routine internal QA/QC protocols and mandated by Detour included:
•	routine duplicate assays of pulps as part of laboratory QC protocols; and

•	insertion of a preparation duplicate sample — one in every 30 samples.
In addition, a check assay program was completed at ALS-Chemex in Vancouver near the end of the Phase I program on a set of pulps selected from the routine samples assayed and prepared at SGS.
The day-to-day management of the QA/QC program was conducted by Thon. Geological and sample data from the site was forwarded to Thon on a daily basis, where it was screened for errors prior to being merged into the Project Database. Any errors and omissions were reported to site personnel so that corrections could be made to the site database. Checking routines were also run on the data once inside the Project Database, and further checking was done when data was imported into Datamine for running of plans and sections and for geological modelling. Definition of QC failures for assay results was made by computing and monitoring Z-scores for the blanks and standards. When a QC failure was suspected, re-assays of the standards or blanks and immediately adjacent samples in the sequence were ordered. If the repeat assays confirmed the QC failure, then the new assays replaced the original assays in the assay database.
Analytical Solutions Ltd. was contracted by Detour to review the QA/QC program at program completion and prepare an internal report on its findings. Further details are described in the WGM Report.
Blanks and Reference Materials. There were a total of 1,332 blanks submitted to SGS during the 2007 Phase I program. This material consisted of crushed granite or garden quartz pebbles purchased from the local hardware store.
Four different certified reference materials (“CRM”) were used during the program, by Lynda Bloom (“Bloom”) of Analytical Solutions Ltd. Two of these were supplied by Ore Research & Exploration Pty Ltd. (“OREAS”) and two were supplied by Rocklabs Ltd. (“Rocklabs”).
For the blanks, 96% assayed less than 0.025 grams Au/t, which was five times the detection limit of 0.005 grams Au/t. QA/QC failures for blanks were defined on the basis of assays greater than 0.06 grams Au/t. Twenty samples were considered QC failures. In addition to these 20 failures, there were four cases where it was suspected that the QC codes were recorded incorrectly. Such samples were flagged as “mislabels”, where the reported assay results were similar to the assay value expected for a CRM Standard.
QC failures for the CRMs were defined on the basis of extreme values. Fourteen (14) cases were identified worthy of investigation. Investigation generally entailed the re-sampling of the suspicious blank and/or CRM and immediately adjacent samples (3 to 5 samples in total). For each suspected QC failure, generally about four samples were requested re-assayed. A total of

189 re-assays were completed for the 2007 Phase I program and re-assays replaced originals for 96 of these cases. WGM understood that the procedure where a “mislabel” was suspected was to have the sample label rechecked. If the identity of the standard remained questionable, then re assays were requested.
The new assays replaced the original assays in the database if the repeat assays on the CRMs showed improved Z-scores and or relative percent difference. For many cases, the selection of samples for re-assay and assay substitution were subjective and arbitrary. No entire sample batches were re-assayed for the 2007 Phase I program. WGM suggested that Certificate Date would better serve than “Date Shipped” for the plots.
Second Half Core Sampling:
The second half of drill core sample is assayed to determine the reproducibility of assays for different halves of the core and if there is any sampling bias. A total of 1,216 sample pairs were submitted for the 2007 Phase I program. Results are shown in the table below.
SUMMARY STATISTICS FOR FIRST HALF CORE
AND SECOND HALF CORE

Description

Count of Samples	1,216
Average Assay — First Half Core (g Au/t)	0.541
Average Assay — Second Half Core (g Au/t)	0.799
% Difference Between Averages	38.47
Bloom concluded there was no evident bias between original and duplicate halves of the drill core. Although it is true that the number of cases where the assays for the originals are higher than for the duplicate, and similarly where duplicates are higher than originals, it appears that the duplicate samples contain more gold. WGM believed this discrepancy may be due to sampling bias and suggested that Detour examine its procedures carefully. Since it is the second half core that looks to be higher, the result may be conservative with respect to gold grades for any mineral resource estimate, but WGM cautioned that there may also be some cases where biased results can be of concern.
Bloom noted that there was a low range of agreement between assays for original and duplicate halves of the drill core, and that these variations were typical for gold projects. WGM agreed that the magnitude of variance between the two halves of the drill core were not unexpected and it was the consequence of various factors, including deposit type, mineralization that includes abundant coarse gold particles and the relative low grade of the resource.
Metallic Screen Assays vs. Original Fire Assay:
Screen metallic assaying is an assaying strategy used to help mitigate the effects of coarse gold in samples towards obtaining more representative assays. A total of 575 samples were assayed using the metallic screen method. Samples for this method of assaying were selected in the field on the basis of visible gold being identified in the samples and/or on the basis that the routine fire assay returned an initial assay of greater than 5 grams Au/t. Results are summarized in the table below.
SUMMARY STATISTICS FOR METALLIC SCREEN AND
ROUTINE FIRE ASSAYS

Description

Count of Samples	757
Average Routine Fire Assay (g Au/t)	13.908
Average Screen Metallic Assay (g Au/t)	13.396
% Difference Between Averages	-3.75

Bloom noted, based on a comparison of routine fire assay and metallic screen assay results, that in general, the original fire assay on a 50 gram sub-sample is more likely to be higher than the metallic screen assay by a factor of 2:1. Bloom further suggested that the cause of this apparent difference is selection bias, since only samples that have high values were selected for metallic screen assay.
WGM agreed with this reasoning, and it followed that metallic screen assaying was providing more representative results than routine 50 gram fire assays, where the samples contained appreciable coarse gold. WGM noted that screen metallic assays took precedence over routine fire assays in the assay database used for mineral resource estimation, i.e., metallic screen assays replaced routine fire assay results where available, and WGM agreed that this was an appropriate protocol.
ALS Chemex Check Assay Program:
In order to test and ensure the general accuracy of the assays completed at SGS, two different strategies were used: the first involved the use of the CRMs; the second involved the re-assay of a selection of SGS pulps at a second accredited laboratory — in this case ALS-Chemex. CRMs were also submitted with the sample pulps forwarded to ALS-Chemex. A total of 245 routine samples were submitted to ALS-Chemex. Results for the check assays are summarized in the table below.
STATISTICAL SUMMARY FOR CHECK ASSAYS

Description

Count of Samples	245
Average Assay SGS Original (g Au/t)	1.110
Average Assay ALS-Chemex Check Assay (g Au/t)	1.092
% Difference Between Averages	-1.64

The above illustrates that the SGS and ALS-Chemex assays are reasonably well correlated and the table shows that the average assays are similar, but the ALS-Chemex assays are in general slightly lower overall than the SGS assays. Results for the 19 CRMs sent to ALS-Chemex with the samples are summarized in the table below, after Bloom.

SUMMARY OF CRMS INSERTED WITH CHECK ASSAYS

	Number	Expected Au (g/t)		Observed Au (g/t)		% of	QC
RM	Submitted	Average	Perf. Gates*	Average	Std. Dev.	Expected	Failures

OREAS 15Pa	6	1.02	0.03	1.01	0.01	99%	2
OREAS 61Pa	7	4.46	0.13	4.43	0.17	99%	0
OREAS 10P	5	6.81	0.24	6.77	0.11	99%	2
OREAS 10Pb	1	7.15	0.19	5.81	N.A.	81%	1

* — as calculated by OREAS as Performance Gates							5
The results indicate that similar for the CRMs inserted with the samples sent to SGS, the ALS-Chemex assays on the CRMs returned gold values slightly lower than the expected certified values for the Standards.
Bloom suggested that the difference between SGS and ALS-Chemex assays may be related to differences in lower detection limits at the two labs. WGM disagreed with this explanation, based on the data provided by Bloom, which shows that even for the sample pairs with gold values more than five times the detection limit, more SGS assays are higher than ALS-Chemex assays than the reverse pattern. WGM had no explanation for the evident bias in favour of SGS, but concluded the magnitude of the difference was insignificant for the mineral resource estimate.
Data Corroboration
Information relating to past work on the Detour Lake Property was primarily obtained from data supplied to WGM by Detour and Thon, as well as data reviewed and collected at the site office during WGM’s site visit on December 4 and 5, 2007.
While at the site, WGM reviewed numerous intersections of recent drill holes completed by Detour. Drill core was examined and compared with drill log descriptions and representations on drill cross sections. WGM has not confirmed the locations of drill hole collars at this time, as the snow coverage was considerable during the site visit, however, WGM observed that logging and sampling was to the highest industry standards.
Ten independent samples of mineralized split drill core (the remaining half) were taken for check assaying. They were bagged and sealed on site and were then transported in a rice bag on a charter plane to WGM’s Toronto office by WGM personnel. On arrival at the office, the bag was opened, re-sealed and couriered to the SGS laboratory in Toronto for independent assaying. The samples were analyzed for gold, using the same analysis package offered by the lab to Detour. See “Sample Preparation and Assaying — 2007 Phase I Program” for a more complete description of the SGS analytical procedures.
The WGM samples were taken as characterization samples to confirm that gold was present and the general nature/tenure of the mineralization. All samples returned gold values and WGM’s sampling results, along with those of the original assays for the same intervals, are shown in the following table:

WGM INDEPENDENT SAMPLING RESULTS

	Interval			Original	WGM
Hole	From (m)	To (m)	Sample	Au (g/t)	Au (g/t)

DG-07-011	237	237.5	49351	50.87	27.6
	239	239.5	49352	35.42	31.6

DG-07-019	291	292	49353	2.26	3.40
	292	293	49354	2.07	1.69

DG-07-058	101	102	49355	2.04	0.60
	206	207	49356	0.98	3.38

DG-07-073	254	255	49357	0.88	0.97
	255	256	49358	2.44	3.09

DG-07-119	302	303	49359	11.25	9.91
	303	304	49360	1.01	0.97

WGM’s sampling results generally corroborated those obtained by Detour. The variance in assays from one half of the core to the other was typical of gold mineralization and, in particular Detour Lake deposit mineralization, where a substantial proportion of coarse gold particles are present.
WGM Comments on 2007 Phase I Sampling, Assaying and QA/QC
WGM agreed that the assay and QA/QC procedures and protocols being carried by Detour site personnel, Thon and Analytical Solutions Ltd. for Detour were of high quality, rigorous and appropriate, resulting in the highest quality unbiased gold assays. WGM appreciated the quality of the database and database tools being used to monitor assay quality, including the documentation of assay database changes resulting from re-assays. Despite considerable attention being directed at minimizing “mislabels” for blanks and standards, they continue to be a significant problem, with 18 defined during the Phase I program.
WGM suggested that Thon document the outcome of each attempt to verify a mislabel at the lab or in the field. WGM also suggested that procedures should be augmented by developing a written protocol to describe the procedures being employed to define QC failures and govern replacement of originals by re-assays in the database. The protocols being used to define Au Final also require proper documentation.
WGM, while agreeing that the monitoring and re-assaying of selected samples based on definition of QC failures helped to ensure confidence in the assay data, believed no real QC failures definable or fixable on the basis of the field inserted standards and blanks were identified during the program. Furthermore, WGM believed the decision to replace original assays by re-assays was too subjective and arbitrary and that the replacement assays obtained by re-assay were likely of no better quality than the original assays. WGM suggested that the efficacy and simplification of the QC screening process could be enhanced by evaluating the standards and blanks on an entire certificate basis, instead of on a sample by sample basis. WGM understood that the results for SGS’s internal standards were not being entered into the assay database where they could be evaluated. WGM believed that the internal laboratory standards could be used to advantage to supplement the field inserted standards and blanks.
Specific Gravity (“SG”) information for the mineral resource estimate also appeared to be rudimentary. WGM believed that new SG data needed to be collected to verify historic data. Samples should be collected from all rock types, mineralization and alteration types throughout the area of the proposed pit. WGM understood that Detour already planned to go ahead with such a study and endorsed it.
Security of Samples
All bagged half core samples (in the large labelled rice bags) are stored in a locked room, which is overseen by at least one Detour employee, in one of the trailers while awaiting shipment. The rice bags are shipped/trucked directly from the site to SGS’s laboratory in Don Mills, Ontario. The digital shipment paperwork is emailed to the laboratory responsible, and to Detour’s database manager. Once the shipment arrives at the laboratory, SGS verifies all samples in the bags and emails the project site to confirm that all samples on the list were received in good order.
All archived drill core is stored on site on steel core racks. Much of the historic drill core is in deteriorating condition due to the rotting of the core trays. No complete inventory is available.
All Detour’s pulps and rejects are stored for three months at SGS’s storage warehouse. They are then moved to Storage Stadium, a private warehouse contracted by Detour. Our pulp and rejects are stored at the Detour Lake site in a steel container.
Mineral Processing and Metallurgical Testing
The former Detour Lake mill employed a single stage crushing and semi-autogenous grinding with whole ore leach and carbon-in-pulp recovery of gold. During the early years of operation, actual mill feed from the open pit was near 3 grams Au/t. Overall recoveries varied between 92% and 94%. There were no metallurgical problems with whole ore leach, with a grind in the 80% to 85% minus 74 micron range. Cyanide consumption varied from about 1.3 to 1.7 kilogram/tonne (“kg/t”) and mainly depended on the ore’s copper content and sulphide constituents. The high cyanide consumption was due to high copper and sulphide content in the material tested. Lead nitrate addition, at approximately 0.10 kg/t, was used to counteract the presence of sulphides and thus minimize cyanide consumption. Although the mill had a flotation circuit installed, it was never used because the copper grade was insufficient to produce a saleable copper concentrate.
In late-2007, Detour initiated a metallurgical sampling program supervised by Melis Engineering as a component of a new feasibility study. The objective of the metallurgical program is to select the process flowsheet that will maximise gold recoveries. Assay rejects (2,500 in total) from Detour’s samples were collected, compiled by rock type and submitted to SGS at Lakefield for metallurgical testwork. The test program was set up with reference to the original Detour Lake mill process. With significant visible gold in diamond drill core, it is expected that gravity separation will benefit any future process flowsheet selection and will help in maximizing overall gold recovery. As such, all testwork at Lakefield includes gravity separation followed by cyanidation. Alternative processes such as flotation and cyanidation of flotation concentrate, and magnetic separation for pyrrhotite removal and cyanidation of magnetic separation tails are also included in the test program. Sample preparation and testwork started in August 2007 and Detour advised us on March 26, 2008 that initial testwork results indicated excellent gold recoveries, ranging from 91% to 95%, using a standard gravity/cyanidation/carbon-in-pulp circuit, as set out in the following table:

Preliminary Metallurgical Results Averaged on Basis of Rock Blend [1,2]
			Calc.	Gravity				Gravity
Major	% of Rock		Head	Tail	Gravity	Cyanide	Residue	+ Cyanide
Rock	Type in	Specific	Grade	Grade	Recovery	Recovery	Grade	Recovery
Type	Deposit	Gravity	(g/t)	(g/t)	(%)	(%)	(g/t)	(%)
MF	46.8	2.86	1.95	0.97	50.3	91.4	0.09	95.7
KMF	13.2	2.93	1.44	0.80	44.4	pending	pending	pending
PF	15.4	2.88	1.22	0.65	52.9	90.7	0.08	95.6
KPF	11.6	2.89	1.61	0.87	45.8	88.4	0.10	93.7
TC	5.5	2.86	0.42	0.29	31.7	93.2	0.03	95.4
CG	4.5	2.85	0.53	0.36	32.2	86.5	0.05	90.8
Total/Avg	97.0	2.88	1.57	0.80	47.5	90.7	0.08	95.1

(1)	MF (mafic flow), KMF (potassically altered mafic flow), PF (pillow flow), and KPF (potassically altered pillow flow) make up 87% of the current mineral resource while the TC (talc schist) and CG (chloritic greenstone) make up another 10%. The CBPF (carbonatized pillow flow) and CH (chert) make up only 2.3% and as such are excluded from the table herein.

(2)	A total of approximately 2,300 samples of assay rejects representing seven of the eight rock types (not including CG) were sent to Lakefield for sample preparation and metallurgical testing. Since the sample availability for the four minor rock types (CBPF, CH, TC and CG) was limited, separate drill core samples (whole core) of these rock types were received from the site for use in metallurgical testing.
Detour further advised us that mineralogical examinations confirmed that a large portion of the contained gold is present as free gold particles. High gravity recoveries in the range of 32% to 53% are being achieved in the test program. Reagent consumptions (both cyanide and lime) are low, being less than 0.6 kg/t. Testwork also indicates that a very low tail grade (non-recoverable gold which goes to the tailings) of 0.08 to 0.10 g/t gold is achievable.
Mineral Resource Estimates
Thon 2007 Mineral Resource Estimate
Thon was retained by Detour in 2007 to carry out an updated categorized mineral resource estimate of the Detour Lake project. Thon had been involved with this project since April 2006 and carried out the 2006 mineral resource estimate under the direct supervision of Mr. Kallio. This estimate is summarized in the Kallio Report filed on SEDAR.

All of the information used in the Thon mineral resource estimate was obtained from Mr. Kallio as a MSAccess Database in 2006 and new data has subsequently been supplied by Detour and imported into a new MSAccess Database.
As part of the preparation of the WGM Report, WGM reviewed Thon’s internal report for Detour, which included the results of the updated mineral resource estimate, and was satisfied that the work was conducted professionally and to industry standards. Thon’s mineral resource estimate is summarized below.
Detour Lake Mineral Resource Estimate
(using US$575/oz Gold Price, Cut-off of 0.64 grams Au) (December 2007)

Classification of Mineral Resources	Tonnes	Au (g/t)	Contained Ounces

Measured	19,701,512	1.93	1,221,259
Indicated	70,162,216	1.60	3,609,795

Total Measured and Indicated	89,863,728	1.67	4,831,054
Inferred	63,258,432	1.49	3,025,324

Notes:

(1)	The mineral resource estimate is reported in the WGM Report.

(2)	The mineral resources are classified as measured, indicated and inferred, and comply with the CIM mineral resource definitions referenced in NI 43-101.

(3)	Base case assumes a gold price of US$575/oz gold and $US/C$ exchange rate of $1.12.

(4)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(5)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category.
Drill Hole Data
There are over 6,000 drill holes in the database, however, the area covered by the current mineral resource estimate contains the following number of holes and metres:
Drill Hole Summary

	Surface Drilling		Underground Drilling		Total
Owner	Holes	Metres	Holes	Metres	Holes	Metres

Placer Dome, et al	356	85,316.3	4,495	432,559.7	4,851	517,876.0
Pelangio	60	15,844.6			60	15,844.6
Detour (Phase 1)	134	49,322.0			134	49,322.0

Totals	550	150,482.9	4,495	432,559.7	5,045	583,042.6

2007 Mineral Resource Estimate Method
The mineral resource estimate is based on the concept of a large-scale open pit operating at a rate of approximately 20,000 tonnes per day. All mineral resources are contained within a Lerchs Grossman optimized pit shell using mine cost parameters (see below) to generate a preliminary in-pit mineral resource that Detour believes can be economically extracted. Pit walls are projected at 50 degrees. Current projection of the strip ratio is 6.1:1, based on the cut-off grade

\

of 0.64 grams Au/t. The mineral resources within the pit are estimated assuming a minimum five metre mining width. Assays are capped at 20 grams Au/t.
Assumed costs to establish the cut-off grade, based on a gold price of US$575 per ounce, are $8.25/t for milling, $1.75/t for ore mining, $1.50/t for waste mining and $2.00/t for G&A, with mill recoveries of 91%. The assumed costs are based on 2007 costs of the Pamour Mine, a 12,000 tonnes per day operation. All the projected cost and recovery figures should be considered preliminary and subject to a high degree of risk.
Additional information:
•	Raw assays were capped at 20 grams Au/t, prior to 1 metre down-hole compositing.
•	Inverse Distance, Power of 3 was used for the mineral resource estimate with a block size of 5 x 5 x 5 metres.
•	Measured (0 to 7.5 metres search ellipse distance) and Indicated (7.5 to 20 metres distance) categories required a minimum of three (3) holes to establish continuity. The remaining estimates (from 20 to 40 metres maximum distance) were classified as Inferred.
Lerchs-Grossman Pit Optimizations
Several Lerchs-Grossman pit optimizations were generated based on different gold prices, mining/milling costs, and wall angles. A summary of pit parameters is given in the table below. Pit 501 is comparable to the US$450/oz pits used for the 2006 mineral resource estimate, based on a 10,000 tonnes per day scenario. Pit 504 is the Base Case (US$575/oz) and Pit 501 is included only for comparison purposes.
Lerchs-Grossman Pit Optimization Parameters

							Milling		Au Cut-
	AU Price	Exchange	Pit	Rec.	Waste Cost	Ore Cost	Cost	G&A Cost	off Grade
Pit	(US$)	Rate	Slope	(%)	(C$/t)	(C$/t)	(C$/t)	(C$/t)	(g/t)

501	450	1.18	45	0.94	1.26	1.75	9.17	2.70	0.85

502	450	1.12	50	0.91	1.50	1.75	8.25	2.00	0.81

503	575	1.12	45	0.91	1.50	1.75	8.25	2.00	0.64

504	575	1.12	50	0.91	1.50	1.75	8.25	2.00	0.64

505	575	1.12	55	0.91	1.50	1.75	8.25	2.00	0.64

506	700	1.12	50	0.91	1.50	1.75	8.25	2.00	0.52

Pits 502 to 506 are all assuming a 20,000 tonnes per day scenario. For this larger tonnage scenario, waste mining costs have been raised to reflect increased fuel and mining consumables costs. Gold recoveries have also been reduced somewhat to reflect the lower cut-off grades and the expected lower grade mill feed.
The first two pits, 501 and 502, were generated by regularizing the Datamine 5 x 5 x 5 metre model blocks into 10 x 5 x 10 metre model blocks, and transferring them to Mintec’s Minesight software for Lerchs-Grossman pit runs. These two optimizations are compared to the 2006 mineral resource (at US$450/oz):

2006 US$450/oz Mineral Resources vs. 2007 US$450/oz Mineral Resources

	Gold		Measured			Indicated			Measured + Indicated			Inferred
	Price	Pit	Tonnes,	Au	Ounces	Tonnes,	Au	Ounces	Tonnes,	Au	Ounces	Tonnes,	Au	Ounces	Strip
Pit	US$	Slope	millions	g/t	(000’s)	millions	g/t	(000’s)	millions	g/t	(000’s)	millions	g/t	(000’s)	Ratio

2006	450	45				20	2.14	1,380	20.00	2.14	1,380	35.4	1.80	2,036	7.8
501	450	45	12.7	2.25	917	43.8	1.85	2,609	56.50	1.94	3,525	39.7	1.76	2,244	9.0
502	450	50	18.2	2.19	925	45.5	1.8	2,638	58.70	1.89	3,562	38.9	1.70	2,127	7.2

The comparison above shows the effect of the 2007 drilling, particularly in the Gap Zone between the 2006 Calcite Zone and West Pit. The new pit optimizations have joined the two former pits into one larger pit now. Pit 502 has a steeper wall slope, and therefore a lower strip ratio.
Pits 503, 505 and 506 show the sensitivity to wall angles and gold price (refer to table below). Pits 503 through 506 were designed on 5 x 5 x 5 metre model blocks, regularized up to 10 x 10 x 10 metre blocks for the Lerchs-Grossman pit runs.
Mineral Resource Sensitivities for Lerchs-Grossman Pit Optimizations

	Gold		Measured			Indicated			Measured + Indicated			Inferred
	Price	Pit	Tonnes,	Au	Ounces	Tonnes,	Au	Ounces	Tonnes,	Au	Ounces	Tonnes,	Au	Ounces	Strip
Pit	US$	Slope	millions	g/t	(000’s)	millions	g/t	(000’s)	millions	g/t	(000’s)	millions	g/t	(000’s)	Ratio

503	575	45	18.2	1.92	1,127	64.9	1.59	3,313	83.10	1.66	4,440	59.8	1.48	2,853	6.6
504	575	50	19.7	1.93	1,221	70.1	1.60	3,610	89.90	1.67	4,831	63.3	1.49	3,025	6.1
505	575	55	22.1	1.94	1,382	78.5	1.61	4,070	100.60	1.69	5,451	66.2	1.49	3,172	5.7
506	700	50	26.7	1.74	1,490	96.8	1.44	4,488	123.40	1.51	5,978	93.5	1.33	3,997	5.9

The cut-off grade for the US$575/oz gold price scenarios is 0.64 grams Au/t, and the strip ratios are 6.6, 6.1 and 5.7, respectively, for the 45°, 50° and 55° pit slopes. The strip ratio for the US$700/oz pit is 5.9:1, and the cut-off grade works out to be 0.52 grams Au/t.
WGM Audit
WGM Audit of Thon Mineral Resource Estimate
WGM reviewed the Detour Lake mineral resource estimate as prepared by Thon for Detour. WGM did not generate any new geological interpretations; however, it reviewed the information supplied and is satisfied with the geologist on site and Thon’s interpretation. WGM has assumed the data supplied to it by Thon to be correct and accepted them for the purpose of this report. WGM believed that the current capping levels and categorization of the mineral resources could be improved upon, and this should be re-visited once all the results have been returned from the Phase II program, however, they accepted the results as supplied for this interim mineral resource statement.
WGM used the results of Thon’s block model interpolation to calculate tonnes and grades in the three mineral resource categories, within the Pit 504 wireframe. WGM’s results produced near matches to those reported by Thon’s block model. Inferred tonnes were about 5% higher, with corresponding grades only 2% higher. Measured and Indicated tonnes were only 1% higher (with a combined grade only 4% higher), with a small fraction of the tonnes moving from the Indicated category to the Measured category. WGM accounted for the slight variation in tonnes and grade to the difference in search ellipse orientation methodology employed by Thon, to that used in GEMS (a Gemcom software).
The final phase of the audit involved WGM generating its own set of optimal pit shells using Gemcom’s Whittle software. The selected pit shell was then evaluated against WGM’s block model, to produce a mineral resource estimate for comparison with Thon’s results.
Pit Optimization
For the pit optimization, WGM exported the Au block model data from GEMS, but not before expanding the block model project limits so as to accommodate a larger pit. This same procedure was followed by Thon and was done to avoid errors in pit generation in the two different software systems. In both cases, all blocks in the expanded region were assigned a waste code, to account for waste mining costs in those areas of the pit(s). Further to this, the block model data was then regularized into larger blocks (25 x 25 x 25 metres, compared to Thon’s 10 x 10 x 10 metres), during the import process from the GEMS system into Whittle. This was simply done to accommodate faster computer processing time, and in WGM’s opinion, was a common and acceptable practice, with no adverse effects on the results.
A total of 54 pit shells at various revenue factors were generated in Whittle. From these, ‘Pit 40’ was selected as the pit shell with the highest NPV, lowest strip ratio, and total gold ounces comparable to that reported as Thon’s Pit 504. Whittle Pit 40 was exported as a DXF file from Whittle, and imported into GEMS for mineral resource reporting.
WGM used the results of their block model interpolation to estimate tonnes and grades in the three mineral resource categories within their Whittle Pit 40. WGM’s results produced near matches to that reported by Thon in Pit 504. Measured tonnes were within 1%, with grades less than 1% difference. Inferred tonnes were within 4% of Thon’s reported tonnes, with grades less than 2% different. Indicated tonnes showed the greatest variance, with 22% less tonnes than that reported by Thon, although grades varied only by 1%. The large difference in Indicated tonnes is likely due to a combination of WGM’s selection of a pit shell with a slightly lower revenue factor (0.89), and the difference in the interpolation methods (as previously discussed).
Considering the nominal differences in reported values, and the subtle differences in the two methodologies, WGM was satisfied with Detour’s mineral resource numbers and has accepted them.
Current and Contemplated Exploration and Development Activities
In January 2008, Detour retained Met-Chem Canada Inc., with the assistance of Micon International Ltd., independent mining and metallurgy consultants, to lead and manage a feasibility study for the Detour Lake Property, which is expected to be completed by the end of 2008. Currently in progress are the geotechnical investigation by Golder, and the metallurgical testing supervised by Melis Engineering. Detailed mine design and pit optimization is being carried out by Patrice Live, Eng., from Montreal-based Breton, Banville & Associates. An acid rock drainage study is scheduled to start in the first quarter of 2008.
Detour also started its 2008 drill program (continuation of Phase II) on January 7, 2008 at its Detour Lake Property. Detour is planning a 60,000 metre diamond drilling program for the completion of the Phase II program (totalling 12,000 metres). Detour had started Phase II drilling in July 2007 and had completed 60,175 metres in 170 holes by year-end. As of March 11, 2008, Detour has completed 24,711 metres in 53 holes, for a total of 84,886 metres in 223 holes in Phase II. Detour has now reported 102 holes totalling 32,772 metres. There are six active drill rigs on site, four of which are on the Phase II program and two on the exploration program.
The objective of the Phase II program is to expand the deposit to the west and follow up on the additional mineralization found in the hanging wall during the 2007 campaign. This drilling is expected to be completed by mid-year. Detour plans to complete a mineral resource update by mid-year, which would include Phase I and Phase II drill results received as of early June 2008. Drill results announced to date are expected to increase the current open pit resource base. The feasibility study is expected to be completed by the end of 2008.
In addition, Detour started a 12,000 metre exploration drilling program in January 2008, targeting: (1) the 10 kilometres SLDZ on the Detour Lake Property, both to the east and west of the Detour Lake deposit; (2) the North Walter Lake area; and (3) the western extension of the Calcite Zone (part of the Detour Lake Property). As of the date hereof, over 75% of the program is complete but no results are available.
On the Block A property, during the winter of 2007, Trade Winds and Detour completed 53 drill holes totalling approximately 13,000 metres testing the M Zone structural corridor from surface to a depth of 300 metres. On October 16, 2007, Trade Winds announced the final drill results of its 2007 program. We have been advised that Detour intends to continue its exploration activities on Block A, subject to entering into a joint venture agreement with Trade Winds. Trade Winds is the operator during the exploration phase.
Canadian Properties
During 2008, we (or if the Arrangement is implemented Newco, subsequent to the Effective Date) will be conducting exploration on the Black and Seeley Lake properties located in Ontario, Canada. Trade Winds is required to continue exploring the Birch Lake property during 2008 in order to maintain its option.
Black Property
We currently own 100% of the Black Property. The property includes two contiguous leased mining claims (160 acres) and two staked claims (approximately 480 acres) located in Black Township approximately 100 road kilometres east of the Timmins, Ontario. Taxes for this project have been paid in full. There are no underlying royalties pertaining to this property.
Historic reports indicate that there are two known gold mineralized zones on the property that merit exploration. In the second quarter of 2007, we completed 22 line kilometres of linecutting and an additional 22 kilometres of induced polarization surveys. An additional 22 line kilometres of VLF and magnetics were completed in the third quarter of 2007. Prospecting was completed between August and October 2007. During the fourth quarter of 2007, we completed the final interpretation of geophysical results and located old trenches. Anomalous gold values were obtained over a number of Induced Polarization (“IP”) and VLF anomalies. Initial drill holes were spotted in preparation for a drill program in the first quarter of 2008. A $130,000 exploration program has been completed year-to-date, including 1,000 metres of diamond drilling in eight (8) holes. Results are pending at this time.
Seeley Property
We currently own 100% of the Seeley Property. The property comprises 19 contiguous unpatented mining claims (760 acres) located within the Seeley Lake and Page Lake areas, approximately 14 kilometres northeast of Marathon, Ontario. There are no underlying royalties pertaining to this property. In 1997, Pelangio completed an induced polarization geophysical program and completed four diamond drill holes to test four specific targets for gold and base metals. The best hole was Hem2, which returned 4.71 g/t over one metre in a broad anomalous gold zone over approximately 30 metres in a basalt unit associated with quartz carbonate stringers. No follow up drilling was completed on this new zone. Anomalous copper and zinc values were also noted suggesting a favourable environment for copper-zinc volcanogenic massive sulphides. A six hole, 1,200 metre diamond drill program was completed in February 2008. Results are pending at this time.
Birch Lake Property
The Birch Lake Property is the subject of an independent report entitled “Report on Exploration on the Birch Lake Property”, prepared for Trade Winds by Ronald C. Wells, P.Geo, FGAC Kamloops Geological Services Ltd and dated February 20, 2005. The report was filed on SEDAR on June 22, 2005.
The property comprises 28 contiguous unpatented mining claims (1,120 acres) located in the Keigat Lake area, approximately 120 kilometres northeast of Red Lake, Ontario. The property is subject to an underlying agreement whereby Goldcorp retains a 2% NSR on all of the claims. There are currently no obligations to Goldcorp other than payment of the royalty on production. In July 2003, we granted an option on the Birch Lake gold property to Trade Winds. Under the terms of the option agreement, which will be assigned to Newco on the Effective Date, Trade Winds has the right to acquire a 60% interest in the property by spending $1,700,000 in exploration expenditures on the property, paying a total of $145,000 and issuing a total of 200,000 common shares at specified dates before July 31, 2007. On June 29, 2007, we granted Trade Winds an extension to September 30, 2008 to complete its final work commitment in consideration of 35,000 shares of Trade Winds. Should Trade Winds fail to meet the aforementioned commitments, Newco shall maintain a 100% interest in the property. The option between Trade Winds and Pelangio is in good standing.

Page Lake Property
We entered into a letter of intent on February 1, 2008 in respect of the Page Lake Property which entitles us to acquire to acquire 100% of the property. The property comprises 18 claims, 215 units, 3,440 hectares, and is located in the Page Lake Area in the Thunder Bay Mining Division, Ontario. The property is host to a number of untested gold showings (Page Lake and Khuner showings) immediately north of the Seeley Lake property. As well as gold showings, the project hosts several newly discovered polymetallic base metal occurrences, with zinc grades from grab samples as high as 4-11%. Several molybdenum occurrences also exist.
Under the terms of the letter of intent, we may acquire the interest by spending $536,000 on the property and making payments totalling $120,000 and 24,000 Common Shares to the vendors, with such payments to be made on specified dates within four years after the execution of a definitive option agreement. The letter of intent provides that Newco is expected to be assigned or be a party to any such option agreement and that any share issuances subsequent to the Effective Date shall be Newco Common Shares, provided that the aggregate value of the shares to be issued shall be no less than $100,000.
Other Canadian Properties and Royalties
We currently own a number of other Canadian properties, as shown in the following chart:

	Lartic Gold	Poirier Gold	Thunder Gold
Location	4 kilometres west northwest of Malartic, Quebec	22 kilometres west of Timmins, Ontario	20 kilometres west of Timmins, Ontario

Size	9 claims (900 acres)	2 claims (160 acres)	3 claims (120 acres)(1)

Pelangio Interest	100%	100%	100%

Underlying Royalty	None	2% to vendor	2% to vendors and $1000 per year advance royalty

Notes:

(1)	Pelangio is in the process of converting these claims into leases.
We also own the following royalties and carried interest in a number of Canadian properties as shown in the table below.

Matheson West and East	1% NSR can be purchased by Matamec Explorations Inc. for $1,000,000 and 100,000 common shares of Matamec

Simon Copper Project	1% NSR on future production

Stoughton Staz	10% participating interest carried to bankable feasibility

Mord	1.5% NSR (provided Pelangio exercises right to buy back 1% for 100,000 shares of Pelangio)

Ross/Guibord	1% NSR

Competition
The mineral exploration and mining business is competitive in all phases of exploration, development and production. We compete with a number of other entities in the search for and the acquisition of productive mineral properties. As a result of this competition, the majority of which is with companies with greater financial resources than Pelangio will have, Pelangio may be unable to acquire attractive properties in the future on terms considered acceptable. Pelangio will also compete with other resource companies in attracting equity investments and other capital.
Environmental
We intend to be a responsible corporate citizen of all countries in which we conduct our business. We believe that our success as an employer, as a citizen of the local community and as a participant in the local economy will depend on achieving and maintaining good community relationships.
Our and Detour’s future exploration and related activities are subject to various foreign federal, state, and provincial laws governing land use, protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Such operations and exploration activities will also be subject to substantial regulations under these laws by governmental agencies and may require that we obtain licenses from various governmental agencies. We intend to comply with the laws and regulations which apply to our future activities.
We were granted one year extensions to our Kyereboso 2 and 3 and Meduma prospecting licences in Ghana, effective until October 2008 for the Kyereboso licenses and February 2009 for the Meduma license. Permits from the Environmental Protection Agency of Ghana for these licences were applied for at the time of extension application for these prospecting licences.
Our Canadian projects and the Detour Lake Property will be subject to all environmental legislation in Ontario that pertains to mineral exploration including the Mining Act. The main regulations include the following:
1.	Ministry of Natural Resources — work permits for any alteration of the landscape (stripping, tree removal, etc.), water crossings or work around shorelines.

2.	Ministry of the Environment — Permit to Take Water for any taking greater than 50,000 litres/day, any alteration or destruction of fish habitat, septic systems for camp operations.

3.	Local Health Department — septic systems for camp operations, drinking water.

4.	Ministry of Northern Development and Mines — once a project is beyond grassroots exploration and a bulk sample is to be collected, the closure plan legislation and all its requirements would become relevant.

Employees
As at December 31, 2007, we had four employees. We have consultants as needed to operate our business.
RISK FACTORS
The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that our current strategies and exploration programs will result in profitable mining operations. The following risks and uncertainties may have a material adverse effect on our current operations.
Risk Factors Relating to the Arrangement
The following risk factors relate to the proposed Arrangement. These risk factors should be considered in conjunction with the other information included herein and in the Circular. In addition to the risk factors relating to the Arrangement set out below, the risk factors relating to Pelangio’s business and Newco’s business following the Arrangement that are described under the section entitled “Risk Factors” in Schedules C and E to the Circular, which sections are incorporated herein by its reference, should also be considered, if the Arrangement is implemented.
Risks of Not Proceeding with the Arrangement
The following risk may have a material adverse effect on our business or securities if the Arrangement is not implemented.
Existing Operational Risk
If the Arrangement is not completed, we will continue to face all of the existing operational and financial risks of our business as described in our MD&A and herein.
Impact on Share Price and Future Business Operations
If the Arrangement is not completed there may be a negative impact on our Common Share price, future business and operations to the extent that the current trading price of our Common Shares reflects an assumption that the Arrangement will be completed. The price of our Common Shares may decline if the Arrangement is not completed.
Costs of the Arrangement
There are certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees incurred, that must be paid even if the Arrangement is not completed. There are also opportunity costs associated with the diversion of Management’s attention away from the conduct of our business in the ordinary course.
If Pelangio guarantees and pledges security in connection with Newco’s proposed debt financing, Pelangio will be responsible for the debt.

Risks of Proceeding with the Arrangement
The following risks may have a material adverse effect on our business or securities if the Arrangement is implemented.
Tax Consequences
The Arrangement Agreement permits Pelangio to waive the receipt of a favourable Advance Tax Ruling. We cannot guarantee that a favourable Advance Tax Ruling will be granted or that we will receive any such ruling prior to the Effective Date. Shareholders may suffer adverse tax consequences under the Income Tax Act (Canada) as amended if the Arrangement proceeds without a favourable Advance Tax Ruling or without any Advance Tax Ruling. Shareholders are advised to consult their own tax advisors in this regard.
Ghana Options
Although Newco will have the options under the Ghana Option Agreements to acquire the remaining 49% indirect interest in the Ghana Properties that it will not own on the Effective Date, there can be no assurance that Newco will be able to raise the requisite funds to acquire the remaining interest.
Fluctuation in Market Value of the Newco Common Shares
There is currently no market for the Newco Common Shares and there can be no assurance that an active market will develop or be sustained after the Effective Date of the Arrangement. The lack of an active public market could have a material adverse effect on the price of the Newco Common Shares.
The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the company, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the future market price of the Newco Common Shares on any stock exchange cannot be predicted.
Trading Prices
The trading price of Pelangio New Common Shares may be lower following the Arrangement than the trading price of our Common Shares prior thereto, reflecting the disposition of the Spin-off Property and such price may fluctuate significantly for a period of time following the Arrangement. The combined trading prices of Pelangio New Common Shares and Newco Common Shares received pursuant to the Arrangement may be less than, equal to or greater than the trading price of the Common Shares prior to the Arrangement.
Pre-Arrangement Consents and Approvals
Pelangio continues to seek and obtain certain necessary consents and approvals, including those relating to certain of the agreements relating to its mineral resource property interests, in order to implement the Arrangement and related transactions as currently structured. Pelangio believes that it will obtain such consents and approvals prior to the Effective Date. However, if certain approvals and consents are not received prior to the Effective Date, Pelangio may decide to proceed nonetheless, or it may either delay or amend the implementation of all or part of the Arrangement, including possibly delaying the completion of the Arrangement in order to allow sufficient time to receive such consents.
Sales of Additional Securities
Newco may issue additional Newco Common Shares in the future pursuant to the proposed debt financing, the Ghana Option Agreements as amended, the option agreement in respect of Page Lake or under its option plan that would result in dilution to Newco shareholders.
Sales of substantial amounts of our or Newco’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our or Newco’s securities. A decline in the market prices of our or Newco’s securities could impair our or Newco’s ability to raise additional capital through the sale of securities should we desire to do so.
Financing
As discussed above, Newco intends to raise debt financing, which is to be repaid on the earlier of 6 months and the closing of Newco’s next equity financing. There is no assurance that Newco will be able to conclude an equity financing to repay the loan. Consequently, Newco may need to sell some of the Detour Shares it will acquire in connection with the Arrangement to pay off the loan.
Risks Related to Our Current Business
The following risk factors apply to our current business.
Exploration for Gold is Speculative in Nature
Exploration for gold is speculative in nature, involves many risks and is frequently unsuccessful. All of the mineral resource properties in which we have an interest or to which we have a right to are in the exploration stage only and are without mineral reserves. There can be no assurance that our other current, proposed or future exploration and development programs or properties in which we have an interest or may in future have an interest will result in the discovery of gold mineralization or a profitable commercial mining operation. Furthermore, once gold mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. The commercial viability of a mineral resource is dependent on a number of factors including the price of gold, exchange rates, the particular attributes of the deposit, such as its size, grade and proximity to infrastructure, as well as other factors including financing costs, taxation, royalties, land tenure, land use, water use, power use, importing and exporting gold and environmental protection. As a result of these uncertainties, no assurance can be given that our exploration programs will result in the expansion of mineral resources or establish mineral reserves.

Consistent with our stated business strategy, we will continue to seek strategic partners to work with in developing promising properties and enter into joint ventures or similar arrangements. We cannot assure that we will identify suitable strategic partners and enter into an arrangement with such partners on favourable terms or that the arrangement will ultimately benefit our business.
The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on our profitability or the viability of our interests that are or will be held through joint ventures, which could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition:
(i)	disagreement with joint venture partners on how to develop and operate mines efficiently;

(ii)	inability of joint venture partners to meet their obligations to the joint venture or third party; and

(iii)	litigation between joint venture partners regarding joint venture matters.
As part of our business strategy, we have sought and will continue to seek new opportunities in the mining industry. In pursuit of such opportunities, we may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired property into our operations. Acquisition transactions involve inherent risks, which risks could cause us not to realize the benefits anticipated to result from the acquisition of properties, and could have a material adverse effect on our ability to grow and on our financial condition.
We cannot assure that we can complete any acquisition or business arrangement, including the Arrangement that we pursue, or are pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit our business.
Foreign Operations
Although our properties historically have been located in North America, as noted above, following the sale of the Detour Lake Property, we have focused on our Ghana Properties.
Nearly all mining projects require government approval regardless of the country. There can be no certainty that these approvals will be granted to us in a timely manner, or at all.
The laws in foreign countries tend to differ significantly from North America and are subject to change. Mining operations, development and exploration activities are generally subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is also subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing mines and other facilities in compliance with such laws and regulations are significant.

Acquisitions of properties in foreign countries are subject to the risks normally associated with conducting business in foreign countries. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economical environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations. In addition, we may face import and export regulations, including restrictions on the export of gold, disadvantages of competing against companies from countries that are not subject to Canadian and U.S. laws, including foreign corrupt practices legislation, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although we are not currently experiencing any significant or extraordinary problems arising from such risks in the foreign country that we have properties in, there can be no assurance that such problems will not arise in the future.
Competition
We operate in a competitive industry and compete with other more well established companies which have greater financial resources than we do. We face strong competition from other mining companies in connection with exploration and the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms we consider acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.
Key Employees
Shareholders will be relying on the good faith, experience and judgment of our Management and advisors in supervising and providing for the effective management of our business and the operations and in selecting and developing new investment and expansion opportunities. We may need to recruit additional qualified personnel to supplement existing Management. We are dependent on a relatively small number of key personnel, the loss of any one of whom could have an adverse effect on us.
The development of our business is and will continue to be dependent on our ability to attract and retain highly qualified management and mineral exploration personnel. We face competition for personnel from other employers. We do not maintain key man insurance on any of its Management personnel.
Conflict of Interest
Certain of our directors also serve as directors of other companies involved in natural resource exploration, development and production. Consequently, there exists the possibility that such directors will be in a position of conflict of interest. Any decision made by such directors involving the such other companies are required to be made in accordance with the duties and obligations to deal fairly and in good faith with us and such other companies. In addition, such directors are required to declare, and refrain from voting on, any matter in which such directors may have a material conflict of interest.
Permits
Although we currently have all required permits for operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to operations. Prior to any development on any of our properties, we must receive permits from appropriate governmental authorities. There can be assurance that we will continue to hold all permits necessary to develop or to commence or to continue operating at any particular property.
Additional Capital
The exploration and development of our properties, may require substantial additional financing. The source of future funds available to us is through the sale of additional equity capital or borrowing of funds. There is no assurance that such funding will be available to us. Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favourable to us or will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position. In addition, any future equity financings by us may result in substantial dilution for purchasers of our shares. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of our properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to us. Additional funds will be required for future exploration and development.
Risks Related to our Investment in Detour
Consequences of Share Position
As of the date hereof we hold approximately 41.96% of the issued and outstanding shares of Detour (on a fully diluted basis). Our interest in Detour is subject to the risks normally associated with shareholdings. Disagreements with other shareholders in respect of the business of Detour, as well as other events or circumstances, could have a material adverse impact on the viability of our interest in Detour, which could have a material adverse impact on our future business and financial condition.
We have the ability to exercise influence over the election of directors and other issues submitted to shareholders, provided we continue to hold a sufficient percentage of the outstanding Detour Shares. If Detour raises additional funds through equity, our equity interest and ability to exercise any influence on Detour may be reduced. If our equity interest falls below 40%, we will no longer be able to nominate two directors to the board of directors of Detour.

Detour May Not Be Successful in Developing the Detour Lake Property
The viability of our interests held through Detour and our future business and financial condition will be affected by Detour’s future cash flows, earnings, results of operations and financial condition. The inability of Detour to achieve its objectives of developing the Detour Lake Property could have a material adverse impact on our future cash flows, earnings, result of operations and financial conditions.
Detour May Never Become Profitable
There can be no assurance that current, proposed or future exploration and development program for the Detour Lake Property will result in profitable commercial mining operations. The commercial viability of a mineral is dependent on a number of factors including the price of gold, exchange rates, the particular attributes of the deposit, such as its size, grade and proximity to infrastructure, as well as other factors including financing costs, taxation, royalties, land tenure, land use, water use, power use, importing and exporting gold and environmental protection.
Detour Depends on a Single Property
Detour’s only material mineral project at this time is the Detour Lake Property. Unless Detour acquires or develops additional material properties or projects, Detour will be solely dependent upon the Detour Lake Property.
Limited Operating History
Detour has not yet recorded any revenues from its operations nor has Detour commenced commercial production on the Detour Lake Property. We do not expect Detour to generate revenues from operations in the foreseeable future. We expect Detour to continue to incur losses unless and until such time as the Detour Lake Property enters into commercial production and generate sufficient revenues to fund its continuing operations.
Detour has no history of earnings and as such Detour has not paid dividends on the Detour Shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends will be at the discretion of the Detour’s board of directors after taking into account many factors, including operating results, financial condition and anticipated cash needs.
Mine Option Property Option
The Mine Option Property is under option from Goldcorp. The Mine Option to acquire the property may be exercised at any time on or before the expiry of 120 days from the date of completion by Goldcorp of the reclamation of the Mine Site. The exercise of the Mine Option could result in Detour assuming reclamation obligations under the Mine Closure Plan. Detour may only engage in the exploration activities on the Mine Option Property that are permitted under the Option and Access Agreement until Detour either exercises the Mine Option and acquires the Mine Option Property or obtains Goldcorp’s consent to any additional activities. No assurances can be given that Goldcorp would consent to such additional activities or consent on terms acceptable to Detour. Detour advises that under Ontario law, the Mine Option to acquire the Mine Option Property automatically expires on December 10, 2019, notwithstanding that it purports to be perpetual. If the Mine Option is not exercised by such date, Detour advises that it would have no rights under the Mine Option against the grantor of the Mine Option or its successors. Detour advises that no assurance can be given that the Mine Option will be exercised prior to the expiry date of December 10, 2019.
Reclamation Obligation and Use of Estimates
We have been advised that Detour estimates the cost to complete the reclamation of the Mine Site to be approximately $2.5 million to $5.0 million. Detour advises that these costs would become the responsibility of Detour if Detour assumed the reclamation obligations in connection with the exercise of the Mine Option and acquisition of the Mine Option Property prior to the completion of the reclamation of the Mine Site by Goldcorp. Detour further advises that these costs represent its estimate of the reclamation obligations based on information currently available to Detour. The actual cost of completing the reclamation could be significantly higher, in which event Detour advises that it may decide not to exercise the Mine Option. Detour advises that it estimates that the reclamation of the Mine Site to the satisfaction of the Director of Mine Rehabilitation will be completed by 2010. The date of completion of the reclamation at the Mine Site is an estimate only and is based upon information currently available to Detour. The actual date of completion of the reclamation could be significantly later. See “Description of the Business — Mineral Properties — Detour Lake Property — Property Description and Location — Environmental Issues”.
Joint Ventures
The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Detour’s profitability, which could have a material adverse impact on Detour’s future cash flows, earnings, results of operations and financial condition:
1.	disagreement with joint venture partners on how to develop and operate mines efficiently;

2.	inability of joint venture partners to meet their obligations to the joint venture or third party; and

3.	litigation between joint venture partners regarding joint venture matters.
Permits
There is no assurance that Detour can obtain, or that there will not be delays in obtaining or renewing, the permits necessary to develop the Detour Lake Property, including government approvals and permits required in connection with Detour’s operations. To the extent such approvals are required and are delayed or not obtained, Detour may be curtailed or prohibited from continuing mining operations or from proceeding with planned exploration or development of the Detour Lake Property.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Detour and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of new mining properties.
Additional Capital
The exploration and development of the Detour Lake Property, may require substantial additional financing. The source of future funds available to Detour is through the sale of additional equity capital or borrowing of funds. There is no assurance that such funding will be available to Detour or that it will be on terms favourable to them or will provide them with sufficient funds to meet their objectives, which may adversely affect our business and financial position. In addition, any future equity financings by Detour may result in substantial dilution to us. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on the Detour Lake Property or even a loss of property interest. With respect to the property known as Block A, if Detour cannot obtain adequate funds or funds on reasonable terms it may elect not to fund future work programs on Block A, and its interest in the property will suffer dilution. According to the terms of the Trade Winds Option Agreement, Detour has the option, but not the obligation, to assume operation of the project.
Exploration and Development Projects are Uncertain
Mineral resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of mineral resources acquired by Detour may be affected by numerous factors which are beyond the control of Detour and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in Detour not receiving an adequate return of investment capital.
Mine development projects such as the Detour Lake Property typically require a number of years and significant expenditures during the development phase before production is possible.
Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:
•	estimation of reserves;

•	anticipated metallurgical recoveries;

•	environmental considerations and permitting;

•	future gold prices; and

•	anticipated capital and operating costs of such projects.
Estimates of mineral resources and reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.
Any of the following events, among others, could affect the profitability or economic feasibility of a project:
•	unanticipated changes in grade and tonnage of ore to be mined and processed;

•	unanticipated adverse geotechnical conditions;

•	unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of any material, any of which could result in damage to life or property, environmental damage and possible legal liability;

•	incorrect data on which engineering assumptions are made;

•	costs of constructing and operating a mine in a specific environment;

•	availability and costs of processing and refining facilities;

•	availability of economic sources of power;

•	adequacy of water supply;

•	adequate access to the site, including competing land uses (such as agriculture);

•	unanticipated transportation costs;

•	government regulations (including regulations to prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment, heritage sites and agricultural lands);

•	title claims, including aboriginal land claims;

•	fluctuations in gold prices; and

•	accidents, labour actions and force majeure events.
Further, weather conditions over a prolonged period can adversely affect exploration, production, mining and drilling operations and the timing of earning revenues.
The design and construction of efficient processing facilities, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants can affect successful project development.
It is not unusual for new mining operations to experience unexpected problems during the startup phase, and delays often can occur in the commencement of production.
First Nations Land Claims and Third Party Claims
There is no guarantee that title and rights to the Detour Lake Property will not be challenged or impugned by First Nations groups. The Detour Lake Property may be subject to aboriginal land claims. In addition, other parties may dispute title to the properties and the properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions. Hence, there may be valid challenges to the title of the Detour Lake Property, which, if successful, could impair its development and/or operations. See “Description of the Business — Mineral Properties — Detour Lake Property — Property Description and Location — First Nations Issues”.
Management
The success of Detour is largely dependent on the performance of its officers. Shareholders will be relying on the good faith, experience and judgment of Detour’s management and advisors in supervising and providing for the effective management of the business of Detour. The loss of the services of these persons could have a materially adverse effect on Detour’s business and prospects. There is no assurance Detour can maintain the services of its officers or other qualified personnel required to operate its business. Failure to do so could have a material adverse affect on Detour and its prospects.
Certain of Detour’s officers are officers of other public mining companies. Such officers’ commitment to their other public companies could adversely affect their ability to manage the affairs of Detour.
Conflict of Interest
Certain directors of Detour also serve as directors of other companies involved in natural resource exploration, development and production. Consequently, there exists the possibility that such directors will be in a position of conflict of interest. Any decision made by such directors involving these other companies would be required to be made in accordance with the duties and obligations to deal fairly and in good faith with Detour and these other companies. In addition, such directors are required to declare, and refrain from voting on, any matter in which such directors may have a material conflict of interest.

Insurance Risks and Uninsurable Risks
Exploration, development and production operations or mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, ground or slope failures, fires, floods, earthquakes, cyclones and other environmental occurrences, as well as political and social instability that could result in damage to or destruction of mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining caused by industrial accidents or labour disputes or changes in regulatory environment, monetary losses and possible legal liability. It is not always possible to obtain insurance against all such risks and Detour may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Detour or to other companies in the mining industry on acceptable terms. Although Detour maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all potential risks associated with its operations, and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of Detour.
Risks Related to Mining Industry Generally
Mineral Prices
The ability to obtain equity financing, secure joint venture financing or debt financing for the further exploration or development of any of mining projects, and the profitability of any gold mining operations in which we or Detour may acquire an interest, will be significantly affected by changes in the market price of minerals. Mineral prices fluctuate on a daily basis and are affected by numerous factors beyond control. The level of interest rates, the rate of inflation, central bank sales, world supply and demand for gold, stability of exchange rates, and global or regional political or economical events, among other factors, can cause significant fluctuations in gold prices. Such external factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has historically fluctuated widely.
If gold prices were to decline significantly or for an extended period of time, we and Detour may not be able to continue our operations, develop our properties or fulfill our obligations under our agreements with our partners or under our permits and licences.
Mining
The mineral resource figures included herein are estimates only and no assurance can be given that any particular level of recovery of gold or other mineral from resources will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited.
The recoverability of amounts for mineral properties and related deferred exploration costs is dependent upon a discovery of economically recoverable reserves, confirmation of interest in the underlying claims, the ability to obtain necessary financing to complete development and future profitable production or, alternatively, upon disposition of such properties at a profit. Changes in future conditions could require material write-downs of the carrying values of mineral properties and deferred exploration costs.
There are numerous uncertainties inherent in estimating Measured, Indicated and Inferred mineral resources, including many factors beyond our control. The estimation of mineral reserves and mineral resources is a subjective process, and the accuracy of any such estimates are a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. Although the mineral resource figures included herein have been carefully prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold or other minerals from mineral resources will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be economically exploited. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or the gold price may affect the economic viability of a mineral property. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until mineral resources are actually mined and processed, the quantity of mineral and resource grades must be considered as estimates only. There can be no assurance that these estimates will be accurate, that mineral reserves and mineral resource figures will be accurate, or that mineral reserves or mineral resources can be mined or processed profitably.
Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations, financial condition and results of operations.
Government Regulation
Mineral exploration and development activities will be subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development.
Government approvals and permits are required in connection with mining exploration and development and in operating a mine. To the extent such approvals are required and not obtained, mining operation or planned exploration or development of mineral properties may be curtailed or prohibited from continuing.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on a mining project and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of new mining properties.
Environmental and Safety Risks
Environmental laws and regulations may affect the operations of a mining company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. Furthermore the permission to operate could be withdrawn temporarily where there is evidence of serious breaches of health and safety, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on a mining company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws or regulations.
Environmental legislation is evolving in a manner that may mean stricter standards and enforcement, increased finds and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mine development, operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of reclamation plans, mining companies must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.
Insurance Risks
In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and we may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise they could reduce or eliminate any future profitability.

DIVIDENDS
The payment of dividends on the Common Shares is at the discretion of the Board and depends on our financial condition and the need to finance our business activities. Pelangio has not paid any dividends on the Common Shares since its incorporation and there is no present intention of paying any dividends.
DESCRIPTION OF CAPITAL STRUCTURE
Authorized Capital
Pelangio is authorized to issue an unlimited number of Common Shares, unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. To date, only Common Shares have been issued. As of December 31, 2007, 70,947,572 Common Shares were issued and outstanding.
Common Shares
Holders of Common Shares are entitled to receive notice of any meetings of Shareholders of Pelangio, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by Pelangio’s board of directors at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of Pelangio are entitled to receive on a pro-rata basis the net assets of Pelangio after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The Common Shares do not carry pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Preferred Shares
Each of the First Preferred Shares and the Second Preferred Shares may, at any time or from time to time, be issued in one or more series. Pelangio’s board of directors shall fix before issue, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. Except as required by law or as otherwise determined by the Pelangio board of directors in respect of a series of share, the holder of a preference share shall not be entitled to vote at meetings of Shareholders.
The First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and are entitled to preference over the Second Preferred Shares and the Common Shares and any other shares ranking subordinate to the First Preferred Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Pelangio. The First Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Second

Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares or as may be fixed in accordance with Pelangio’s articles.
The Second Preferred Shares of each series rank on a parity with the Second Preferred Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Second Preferred Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Pelangio. The Second Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares as may be fixed in accordance with Pelangio’s articles.
MARKET FOR SECURITIES
The Common Shares are listed and posted for trading on the TSX under the symbol “PLG”. The following sets out the price range and volumes traded or quoted on the TSX, on a monthly basis for each month of the most recently completed financial year:
TSX from January 1, 2007 to December 31, 2007.

Month	High	Low	Close	Volume
Jan 07	1.24	1.04	1.24	1,815,518
Feb 07	1.29	1.09	1.27	973,984
Mar 07	1.30	1.06	1.29	2,506,246
Apr 07	1.54	1.21	1.54	3,747,033
May 07	1.74	1.45	1.66	2,861,142
Jun 07	1.61	1.41	1.61	2,323,748
Jul 07	2.00	1.92	1.92	2,791,369
Aug 07	1.94	1.26	1.91	12,825,795
Sep 07	1.79	1.41	1.77	1,719,563
Oct 07	2.44	1.60	2.42	5,826,357
Nov 07	2.74	2.10	2.61	3,026,588
Dec 07	2.98	2.16	2.98	5,017,437

PRIOR SALES
During the 12 months preceding the date of this Circular, Pelangio issued the following Common Shares at the following prices:

		Issue Price
Date	Number of Shares	per Share
April 17, 2007	358,000 flow-through Common Shares	$1.40
April 17, 2007	173,250 Common Shares	$0.99
June 14, 2007	2,225,000 Common Shares pursuant to second tranche payment under the Ghana Option Agreements	$1.51
September 7, 2007	50,000 Common Shares upon exercise of options	$1.95
October 23, 2007	6,000 Common Shares upon exercise of options	$1.00
January 14, 2008	125,000 Common Shares upon exercise of options	$0.39
February 11, 2008	62,500 Common Shares upon exercise of options	$0.39
February 19, 2008	3,800 Common Shares upon exercise of options	$1.00
February 19, 2008	20,000 Common Shares upon exercise of options	$1.55
March 3, 2008	1,500,000 Common Shares pursuant to third tranche payment under the Ghana Option Agreements	$4.62
During the year ended December 31, 2007 a total of 1,935,000 options were granted under our Incentive Stock Option Plan (see our the Circular for a description of our incentive stock option plan) and a total of 393,500 Common Shares were issued upon the exercise of 393,500 options.
ESCROWED SECURITIES
Under the terms of the Ghana Option Agreements, the Common Shares issued to the Ghana Licence Holders are held subject to the terms of escrow agency agreements entered into between Pelangio, LVConseil Institutionels Inc. (as escrow agent) and each of the Ghana Licence Holders. Under the terms of the escrow agency agreements, the Common Shares issued to the Ghana Licence Holders are released from escrow in equal tranches every three months over a two year period from each issue date (there are three issue dates as the Common Shares were issued in three tranches).
Currently 3,400,305 Common Shares (or 4.47% of the outstanding Common Shares) are held in escrow, of which 348,751 Common Shares are scheduled to be released on April 10, 2008 (0.46% of the outstanding Common Shares), 174,375 Common Shares are scheduled to be released on June 3, 2008 (0.23% of the outstanding Common Shares) and 261,563 Common Shares are scheduled to be released on June 14, 2008 (0.34% of the outstanding Common Shares). The following table sets out the number of Common Shares that are expected to be held in escrow based on the number of Common Shares held as of the date hereof:

		Percentage
Number of Common	Date of Release	(fully diluted basis)
348,743	July 10, 2008	0.46%
174,375	September 3, 2008	0.23%
261,563	September 14, 2008	0.34%
174,375	December 3, 2008	0.23%
261,563	December 14, 2008	0.34%
174,375	March 3, 2009	0.23%
261,563	March 14, 2009	0.34%
174,375	June 3, 2009	0.23%
261,559	June 14, 2009	0.34%
174,375	September 3, 2009	0.23%
174,375	December 3, 2009	0.23%
174,375	March 3, 2010	0.23%
For a discussion of escrow requirements applicable to us post-Effective Date, if the Arrangement is implemented, see “Escrowed Securities” in Schedules C and E to the Circular.
DIRECTORS AND OFFICERS
Pelangio’s articles provide that the Board is to consist of a minimum of three directors and a maximum of 12 directors. The number of directors is currently fixed at six.
At each annual meeting of shareholders of Pelangio, the entire Board of Directors retires and directors are elected for the next term. Each director serves until the close of the next annual meeting or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our articles or with the provisions of the ABCA.

The names and provinces of residence, offices held within Pelangio and principal occupations of the directors and executive officers of Pelangio (the information concerning the respective directors and executive officers has been furnished by each of them) are as follows:

			COMMON SHARES
			BENEFICIALLY
			OWNED OR OVER
			WHICH CONTROL
NAME & PROVINCE	POSITION WITH	PRINCIPAL OCCUPATION FOR	OR DIRECTION
OF RESIDENCE	CORPORATION	PAST FIVE YEARS	EXERCISED
Ingrid Hibbard Milton, ON	Chief Executive Officer Director since July 22, 1997	President, CEO and director of the Corporation since July 1997.	3,160,973
Carl J. Nurmi Sudbury, ON	Director since July 22, 1997	Chairman and President of Clarke Phillips Supply Co. Ltd.	208,372
Philip E. Olson Saskatoon, Saskatchewan	Director since May 8, 2000	Chairman, CEO and Director of Titan Uranium Inc., formerly Ceduna Capital Corp. since April 2007. President, CEO and Director of Titan Uranium Inc. from March 2005 to March 2007. Vice President Corporate Development, Claude Resources Inc., a public mining company whose shares trade on the TSX, from January 1997 to March 2005.	119,100
A. Gordon Slade Sudbury, ON	Director since May 8, 2000	Retired in 2006, management consultant prior thereto since 1986.	235,334
Ian Shaw Toronto, ON	Treasurer since May 9, 2000 & Chief Financial Officer since March 9, 2004	Managing Director of Shaw and Associates since October 1993.	168,000
David Mosher Toronto, ON	Director since Oct 22, 2003	President and CEO (since 1992) and Director (since 1988) of High River Gold Mines Ltd.	NIL
Al Gourley London England, UK	Secretary since May 24, 2000	Fasken Martineau DuMoulin LLP — Partner from Feb. 2003 to present, MacLeod Dixon LLP — Partner from Mar. 1996 to Feb. 2003.	NIL
Peter Crossgrove	Director since Dec. 21, 2007	Chairman and founder of Masonite International Corporation until June 2005, Director of Barrick Gold Corporation, Dundee REIT, Excellon Resources Inc., Quadra Logic Technologies Inc. and West Timmins Mining Inc.	50,000
Warren Bates	Vice President Exploration since June 25, 2007	Vice-President, Exploration of Pelangio since June 2007, Vice President, Exploration for St. Andrew Goldfields Ltd. from 2005 to 2007 and International Exploration Manager for Granges Inc./Vista Gold from 1995 to 2005.	20,000

As at the date hereof, 3,961,779 Common Shares or approximately 5.2% of the Common Shares outstanding were beneficially owned, directly or indirectly, or control or direction was exercised over those shares, by the directors and senior officers of the Corporation as a group.
Corporate Cease Trade Orders or Bankruptcies
None of the directors, officers or promoters of Pelangio is, or within the ten years prior to the date of this AIF has been:
(a)	a director, chief executive officer or chief financial officer of any other issuer that was the subject of a cease trade or similar order or an order that denied the issuer access to any exemptions under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while that person was acting in that capacity or was issued after ceasing to act in that capacity and resulted from an event that occurred while acting in that capacity; or

(b)	a director or chief executive officer of any issuer that, while that person was acting in that capacity or within a year of that person ceasing to act as that capacity become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.
Penalties or Sanctions
No director, officer or promoter of Pelangio, or a securityholder anticipated to hold sufficient securities of Pelangio to affect materially the control of Pelangio, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body including a self-regulatory body that would be likely to be considered important to a reasonable securityholder making a decision about the Arrangement.
Personal Bankruptcies
No director, officer or promoter of Pelangio has, or a securityholder anticipated to hold sufficient securities of Pelangio to affect materially the control of Pelangio, during the ten years prior to the date of this AIF, been declared bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.
Conflicts of Interest
To the best of our knowledge, and other than disclosed in this AIF, there are no known existing or potential conflicts of interest between Pelangio and any director or officer of Pelangio, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Pelangio and their duties as a director or officer of such other companies.

The directors and officers of Pelangio are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and Pelangio will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts are required to be disclosed by such directors or officers in accordance with the ABCA and they are expected to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.
PROMOTERS
Except as set out herein, no person or corporation is, within the three most recently completed financial years or during the current financial year, a promoter of Pelangio or a subsidiary of Pelangio. Pelangio is a promoter of Newco by virtue of having taken the initiative in founding Newco. Pelangio is the incorporator and holds one Newco Common Share representing 100% of the issued and outstanding Newco Shares, which share will be cancelled on the Effective Date of the Arrangement.
LEGAL PROCEEDINGS
Other than as disclosed elsewhere herein, we are not aware of any material legal proceedings to which we are a party or to which our property is subject, nor are we aware that any such proceedings are contemplated. During the last financial year, we have not been subject to any penalties or sanctions imposed by a court or regulatory body in respect of securities legislation or regulatory requirements nor have we entered into any settlement agreement with a court or regulatory body in respect of securities legislation or regulatory requirement.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed herein, we are not aware of any material interest, direct or indirect, of (i) any shareholder that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the voting rights attached to the Common Shares, (ii) any of our or our subsidiaries’ directors or executive officers, or (iii) any associate or affiliate of any of the foregoing, in any transaction which has been entered into within our three most recent completed financial year or during the current financial year that has materially affected or will materially affect us.
TRANSFER AGENTS AND REGISTRARS
The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its office in the City of Calgary, Alberta. Our register of transfer for our Common Shares is located in Calgary, Alberta.

MATERIAL CONTRACTS
Except for contracts entered into in the ordinary course of business, the only material contracts we have entered into within the most recently completed financial year or before the most recently completed financial year (but after January 1, 2002) and that are still in effect, are:
(a)	the Asset Purchase Agreement;

(b)	the Arrangement Agreement;

(c)	the option agreement dated May 3, 2006 among Adansi Asaasi Mining Company Limited, Pelangio Adansi Asaasi (G) Limited, Pelangio Adansi Asaasi (B) Inc. and Pelangio Mines (B) Inc., as amended on March 3, 2008;

(d)	the option agreement dated May 3, 2006 among Adansi Asaasi Mining Company Limited, Pelangio Kyereboso Mining (G) Limited, Pelangio Kyereboso Mining (B) Inc. and Pelangio Mines (B) Inc., as amended on March 3, 2008; and

(e)	the option agreement dated May 3, 2006 among Adansi Gold Mining Company Limited, Pelangio Adansi Gold (G) Limited, Pelangio Adansi Gold (B) Inc. and Pelangio Mines (B) Inc., as amended on March 3, 2008.
A copy of each of the foregoing agreements has been filed on SEDAR and may be accessed at www.sedar.com under the name Pelangio Mines Inc.
INTERESTS OF EXPERTS
Our Auditors are McGovern, Hurley, Cunningham, LLP, Chartered Accountants, Toronto, Ontario, report that they are independent of the Corporation in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario. Our consolidated annual financial statements for the year ended December 31, 2007 filed under National Instrument 51-102 in reliance on the report of McGovern, Hurley, Cunningham, LLP, Chartered Accountants, given on their authority as experts in auditing and accounting. As of March 27, 2008, to our knowledge the partners and employees of McGovern, Hurley, Cunningham, LLP, Chartered Accountants did not hold any registered or beneficial ownership interests, directly or indirectly, in the securities of the Corporation or its associates or affiliates.
The following is a list of persons or companies whose profession or business gives authority to a statement made by the person or company named as having prepared or certified a part of that document or a report or valuation described in this AIF or in a filing made by us under National Instrument 51-102:
(1)	Chris Pegg, P.Geo.;

(2)	Jean-Francois Couture, P.Geo. and James Siddorn, P.Geo. of SRK Consulting.

(3)	Eric A. Kallio, P. Geo.; and

(4)	Rick Risto, M.Sc., P.Geo,, Kurt Breede, P.Eng., Dorota el Rassi, P.Eng., and Michael W. Kociumbas, B.Sc., P.Geo., of WGM.
To our knowledge, except as set out herein, none of the persons referred to above and none of the corporations by which they are employed have received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours or have any beneficial ownership, direct or indirect, of our securities or of the securities of an associated party or an affiliate of ours. Pursuant to our Incentive Stock Option Plan, Mr. Pegg was granted 100,000 of our options to purchase our Common Shares.
CORPORATE GOVERNANCE — COMMITTEES
Our Board has adopted a written mandate in which it has explicitly assumed responsibility for our stewardship and responsibility for overseeing the management of our business. (For a discussion of the corporate governance practices followed by Pelangio see the Circular). In that regard, our Board carries out its mandate directly or through its two committees being the Audit Committee and the Compensation Committee. Each committee is responsible for key corporate governance matters as discussed below.
Compensation Committee
The Compensation Committee develops, reviews and monitors director and executive compensation and policies.
The Compensation Committee is currently composed of Philip E. Olson, A. Gordon Slade and Carl J. Nurmi. All members of the Committee are independent. Philip E. Olson is the Chair of the Committee.
A copy of the Compensation Committee Charter is attached to the Circular available on SEDAR.
Audit Committee
The Audit Committee is appointed by the board of directors of the Corporation to assist the board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:
•	provide an open avenue of communication between Management, the independent auditors, the internal auditors and the Board and to assist the Board in its oversight of the Corporation;

•	review and monitor the integrity, adequacy and timeliness of the Corporation’s financial reporting and disclosure practices;

•	implement processes for identifying the principal financial risks of the Corporation and the control systems in place to monitor them;

•	review and monitor compliance with legal and regulatory requirements related to financial reporting; and

•	review the independence and performance of the Corporation’s independent auditor.
The Committee shall also perform any other activities consistent with this Charter, the Corporation’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.
The Committee is responsible for reviewing and approving annual and quarterly financial statements, MD&A, and any reports, opinions or significant transactions in connection with the financial statements of the Corporation.
The Audit Committee Charter is attached hereto as “Schedule A”.
Composition of the Audit Committee
The members of the Audit Committee are Philip E. Olson, Carl J. Nurmi and A. Gordon Slade. Each of the foregoing is independent and financially literate with the meaning of Multilateral Instrument 52-110. Carl J. Nurmi is the Chairman of the Audit Committee.
Relevant Education and Expertise
The following lists the education and experience of each Audit Committee member that is relevant to their responsibilities as a member of the Audit Committee.
•	Carl J. Nurmi — Carl J. Nurmi is a B. Comm. graduate of Queen’s University and CA of the Canadian Institute of Chartered Accountants. Mr. Nurmi is Chairman and President of Clarke Phillips Supply Co. Ltd., (from Nov. 1986 to present) a private Ontario company involved in the distribution of safety supplies whose major clients are in the mining industry.

•	Philip E. Olson — Philip E. Olson has a Master of Science from the University of Manitoba and Bachelor of Science from the University of Saskatchewan and is a Professional Geoscientist (9837) with the Assoc. of Profession Engineers and Geoscientists of Saskatchewan. Mr. Olson is Chairman, CEO and Director of Titan Uranium, formerly Ceduna Capital Corp. since April 2007, was President, CEO and Director of Titan Uranium from March 2005 to March 2007 and from 1997 to 2005 was Vice President, Corporate Development of Claude Resources Inc., a public mining company whose shares trade on the TSX. He was a Director of Pelangio-Larder (a public Ontario mining company whose shares were quoted on the Canadian Dealing Network Inc.) from January 1997 to May 2000.

•	A. Gordon Slade — A. Gordon Slade has a B. Eng. (Min) from McGill University, P. Eng. from APEO (Retired no longer member). Mr. Slade retired in 2006 but prior thereto was a management consultant since 1986. He was a Director of Pelangio-Larder (a public Ontario mining company, whose shares were quoted on the Canadian Dealing Network Inc.) from March 1998 to May 2000.

Pre-Approval Policies and Procedures
The Audit Committee is responsible for approving non-audit services. The Chairman of the Committee will review requests for additional services submitted by Management and estimated costs thereof. The Chairman may approve such services or refer the request to the full committee or the Board of Directors.
The Audit Committee has adopted the following pre-approval policies:
(a)	Annually, the Audit Committee will review a list of audit, audit-related, tax and other non-audit services and recommend pre-approval of these services for the upcoming year.

(b)	All additional requests to engage our auditor for other services will be addressed on a case-by-case specific engagement basis. The engagement may only commence upon approval by the Audit Committee.
External Auditor Service Fees
The aggregate fees billed for professional services rendered by our auditors, McGovern, Hurley, Cunningham, LLP, Chartered Accountants, to us during the years ended December 31, 2007 and 2006 are as follows:

	Fiscal year	Fiscal year
	ended	ended
	December 31,	December 31,
	2007	2006
Audit Fees (for audit of Pelangio’s annual financial statements for the respective year and reviews of Pelangio’s quarterly financial statements)	$54,672	$24,384
Audit—Related Fees	—	—
Total Audit and Audit—Related Fees	$54,672	$24,384
Tax Fees for preparation of tax returns	—	—
All Other Fees — TSX Listing	—	—
— Detour Lake Sale	—	$2,000
Total Fees	$54,672	$26,384
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Pelangio’s securities, options to purchase securities and a statement as to the interest of insiders in material transactions, is contained in the Circular and in our information circular for our most recent annual meeting of Shareholders that involved the election of directors. Additional financial information is provided in our financial statements and MD&A. The foregoing additional information is available on SEDAR at www.sedar.com under the name “Pelangio Mines Inc.”

GLOSSARY
Certain terms used in this AIF are defined below.
(a)	“AAMC” means Adansi Asaasi Mining Company Limited.

(b)	“AAMC KY2 Option Agreement” means the option agreement dated as of May 3, 2006 among AAMC, Pelangio Mines (B), Pelangio Adansi Asaasi (G) Limited and Pelangio Adansi Asaasi (B) Inc.

(c)	“AAMC KY3 Option Agreement” means the option agreement dated as of May 3, 2006 among AAMC, Pelangio Mines (B), Pelangio Kyereboso Mining (G) Limited and Pelangio Kyereboso Mining (B) Inc.

(d)	“ABCA” means the Business Corporations Act (Alberta).

(e)	“Advance Tax Ruling” means the advanced income tax ruling and opinion to be obtained from the Canada Revenue Agency and any amendments thereto confirming the Canadian federal income tax consequences of certain aspects of the Arrangement.

(f)	“AGML” means Adansi Gold Mines Limited.

(g)	“AGML Option Agreement” means the option agreement dated as of May 3, 2006 among AGML, Pelangio Mines (B), Pelangio Adansi Gold (G) Limited and Pelangio Adansi Gold (B) Inc.

(h)	“AIF” means annual information form.

(i)	“Arrangement” means the statutory arrangement involving Pelangio, the Pelangio Shareholders and Newco to be effected pursuant to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement, attached thereto, or any amendment or variation thereto made in accordance with the terms of the Arrangement Agreement.

(j)	“Arrangement Agreement” means the arrangement agreement made as of March 17, 2008 between Pelangio and Newco, as the same may be supplemented, amended or varied from time to time.

(k)	“Asset Purchase Agreement” means the asset purchase agreement between Pelangio and Detour dated August 21, 2006 and amended September 21, 2006, October 4, 2006 and January 8, 2007 and extended by an extension letter agreement dated January 25, 2007.

(l)	“Barbados Companies” means Pelangio Kyereboso Mining (B) Inc., Pelangio Adansi Asaasi (B) Inc. and Pelangio Adansi Gold (B) Inc.

(m)	“Block A” means the small portion of the Detour Exploration Property optioned to Trade Winds under the Trade Winds Agreement.

(n)	“Board”, “Board of Directors” or “Pelangio Board” means the board of directors of the Corporation.

(o)	“Business Day” means any day, which is not a Saturday or a Sunday, or a statutory holiday in Alberta or Ontario.

(p)	“Canadian Properties” means the Black, Seeley, Page Lake, Birch Lake, Lartic Gold, Poirier Gold and Thunder Gold properties.

(q)	“Centracor” means Centracor Mining Ltd.

(r)	“CEO” means the Chief Executive Officer of the Corporation.

(s)	“CFO” means the Chief Financial Officer of the Corporation.

(t)	“CIM Standards” means the Canadian Institute of Mining, Metallurgy and Petroleum as the CIM Definition Standards on Mineral Resources and Mineral Resources adopted by the CIM Council.

(u)	“Circular” means the management information circular dated March 19, 2008, prepared in connection with the Meeting and the Arrangement.

(v)	“Common Shares” means common shares in the capital of Pelangio.

(w)	“Corporation”, “Pelangio”, “us”, “our”, “we” or similar terms mean Pelangio Mines Inc.

(x)	“Court” means the Court of Queen’s Bench of the Province of Alberta.

(y)	“Detour” means Detour Gold Corporation.

(z)	“Detour Lake Mine” means the former mine on the Mine Option Property which produced gold between 1983 and 1999.

(aa)	“Detour Lake Property” means the property, including the Detour Exploration Lands and Mine Option Property located in north-eastern Ontario and Massicotte Township, Québec owned by Detour.

(bb)	“Detour Lake Joint Venture Agreement” means the joint venture agreement between Pelangio-Larder and Franco dated December 10, 1998.

(cc)	“Detour Property” means the 19 million Detour Shares held by Pelangio and $500,000, such property to remain with Pelangio under the Arrangement.

(dd)	“Detour Shares” means common shares of Detour.

(ee)	“Director of Mine Rehabilitation” means the director of mine rehabilitation of the Ministry of Northern Development and Mines;

(ff)	“Effective Date” means the effective date of the Arrangement.

(gg)	“Exploration Lands” or “Detour Exploration Lands” means the property surrounding Detour Lake Property sold by Pelangio to Detour pursuant to the Asset Purchase Agreement.

(hh)	“Franco” means Franco-Nevada Mining Company Limited.

(ii)	“Ghana Companies” means Pelangio Kyereboso Mining (G) Limited, Pelangio Adansi Asaasi (G) Limited and Pelangio Adansi Gold (G) Limited.

(jj)	“Ghana Licence Holders” means AAMC, AGML and NEGL.

(kk)	“Ghana Option Agreements” means the AAMC KY2 Option Agreement, AAMC KY3 Option Agreement and AGML Option Agreement.

(ll)	“Ghana Properties” means Pelangio’s interest in the Obuasi property in Ghana.

(mm)	“Goldcorp” means Goldcorp Canada Ltd. (formerly Placer).

(nn)	“High River” means High River Gold Mines Ltd.

(oo)	“Jones Claims” means the claims purchased by Pelangio from a prospector which are included in the Detour Lake Property sold to Detour.

(pp)	“Kallio Report” means the Technical Report for the Detour Lake Mine Option Property — Detour Lake Project, District of Cochrane, Ontario (updated from May 10, 2005), dated September 21, 2006, prepared by Eric Kallio P.Geo.

(qq)	“Management” means the management of Pelangio.

(rr)	“MD&A” means management’s discussion and analysis.

(ss)	“Meeting” means the special meeting of the Pelangio Shareholders to be held on April 22, 2008 to consider, among other things, the Arrangement, and any postponement or adjournment thereof.

(tt)	“Mine Closure Plan” means the mine closure plan for the rehabilitation of the Mine Option Property filed with the Director of Mine Rehabilitation in January 1995.

(uu)	“Mine Option” means the option to acquire the Mine Option Property from Goldcorp pursuant to the Option and Access Agreement.

(vv)	“Mine Option Property” means the portion of Detour Lake mine property subject to the Mine Option granted under the Option and Access Agreement.

(ww)	“Mine Site” means the mine site subject to the Mine Closure Plan on the Mine Option Property.

(xx)	“NEGL” means New Edubiase Goldfields Limited.

(yy)	“Newco” means Pelangio Exploration Inc., a corporation incorporated under the ABCA in order to facilitate the Arrangement.

(zz)	“Newco Common Shares” means common shares in the capital of Newco which are to be issued to Shareholders pursuant to the terms and conditions of the Arrangement.

(aaa)	“Newmont” means Newmont Mining Corp.

(bbb)	“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects.

(ccc)	“NSR” means net smelter royalty.

(ddd)	“Obuasi Property” means the Meduma and Kyereboso 2 and 3 mineral concessions which are subject to the Ghana Option Agreements.

(eee)	“Option and Access Agreement” means the option and access agreement between Pelangio-Larder and Franco (the predecessor of Newmont) and Placer (the predecessor name of Goldcorp) dated December 10, 1998.

(fff)	“Pelangio”, “Corporation”, “us”, “our”, “we” and similar terms means Pelangio Mines Inc., a corporation governed by the laws of the Province of Alberta.

(ggg)	“Pelangio Mines (B)” means Pelangio Mines (B) Inc.

(hhh)	“Pelangio New Common Shares” means common shares in the capital of Pelangio, which Pelangio will be authorized to issue upon the Arrangement becoming effective and which are to be issued to holders of Common Shares in exchange for such Common Shares pursuant to the terms and conditions of the Arrangement.

(iii)	“Pelangio-Larder” means Pelangio-Larder Mines Limited (as it was in 2000).

(jjj)	“Placer” means Placer Dome (CLA) Limited.

(kkk)	“Plan of Arrangement” means the plan of arrangement attached as Appendix I to the Arrangement Agreement, as it may be amended from time to time.

(lll)	“Promissory Notes” means the 10% promissory notes Newco intends to issue prior to the date of the Meeting on the terms described under the heading “General Development of the Business — Newco Financing”.

(mmm)	“Qualified Person” means a qualified person as defined in NI 43-101.

(nnn)	“Randgold” means Randgold Resources Limited.

(ooo)	“Shareholders” means the shareholders of Pelangio.

(ppp)	“Spin-off Property” means all of the property of Pelangio, other than the Detour Property, proposed to be transferred to Newco under the Arrangement.

(qqq)	“Sprott” means Sprott Asset Management Inc.

(rrr)	“SRK” means SRK Consulting (Canada) Inc.

(sss)	“Thon” means Thon Consulting.

(ttt)	“Trade Winds” means Trade Winds Ventures Inc.

(uuu)	“Trade Winds Option Agreement” means the option agreement between Pelangio and Trade Winds dated September 18, 2003, which agreement was subsequently assigned to Detour.

(vvv)	“TSX” means the Toronto Stock Exchange.

(www)	“TSX-V” means the TSX Venture Exchange.

(xxx)	“WGM” means Watts, Griffis and McOuat Limited.

(yyy)	“WGM Report” means the Technical Report and Mineral Resource Estimate for the Detour Lake Mine Option Property, Ontario for Pelangio Mines Inc. dated January 25, 2008, prepared by R. Risto, M.Sc., P.Geo., K. Breede, P.Eng., D. el Rassi, P.Eng., and M.W. Kociumbas, B.Sc., P.Geo. of WGM.

“SCHEDULE A”
PELANGIO MINES INC. (the “Company”)
AUDIT COMMITTEE
CHARTER
The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes, and the Committee is appointed by the Board to review and monitor them. The Company’s external auditor is ultimately accountable to the Board and the Committee as representatives of the Company’s shareholders.
Duties and Responsibilities
External Auditor
•	To recommend to the Board, for shareholder approval, an external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Committee as representatives of the shareholders of the Company.
•	To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.
•	To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.
•	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.
•	To obtain and review, at least annually, a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the auditor’s internal quality-control reviews and the steps taken to resolve those issues.
•	To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the

Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:
(a)	No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

(b)	No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

(c)	The CFO must approve all office hires from the external auditor; and,

(d)	The CFO must report annually to the Committee on any hires within these guidelines during the preceding year.
•	To ensure that the head audit partner assigned by the external auditor to the Company, as well as the audit partner charged with reviewing the audit of the Company, are changed at least every five years.
•	To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.
Financial Information and Reporting
•	To review the Company’s annual audited financial statements with the CEO and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO.
•	To review and discuss with management and the external auditor, as appropriate:
(a)	The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and,

(b)	Earnings guidance and other releases containing information taken from the Company’s financial statements prior to their release.
•	To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.
•	To review with the CFO any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

Oversight
•	To review the internal audit staff functions, including:
(a)	The purpose, authority and organizational reporting lines;

(b)	The annual audit plan, budget and staffing; and

(c)	The appointment and compensation of the controller, if any.
•	To review, with the CFO and others, as appropriate, the Company’s internal system of audit controls and the results of internal audits.
•	To review and monitor the Company’s major financial risks and risk management policies and the steps taken by management to mitigate those risks.
•	To meet at least annually with management (including the CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.
•	In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.
Membership
•	The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.
•	Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.
•	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.
•	All members of the Committee must be “financially literate” (i.e., have the ability to read and understand a set of financial statements such as a balance sheet, an income statement and a cash flow statement).

Procedures
•	The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.
•	The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.
•	No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.
•	The Committee will meet as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.
•	The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the bylaws of the Company or otherwise determined by resolution of the Board.
•	The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.
•	The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.
•	The Committee has the authority to communicate directly with the internal and external auditors.
Reports
•	The Committee shall produce the following reports and provide them to the Board:
(d)	An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(e)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.